A320
CAE

Vaccination

Notice of Annual Meeting of Shareholders and 2021 Management Proxy Circular

CAE

Table of Contents
Letter to the Shareholders from the Chair of the Board
and the President and CEO    i

Proxy Circular Summary    ii

About CAE    iv

Definitions    1
Notice of 2021 Annual Shareholders’ Meeting    3
Section 1 About Voting Your Shares    6
Section 2 Business of the Meeting    10
Section 3 About the Nominated Directors    14
Section 4 Corporate Governance    28
Section 5 Board Committee Reports    34
Section 6 Director Compensation    44
Section 7 Executive Compensation    47
Compensation Discussion and Analysis    47
FY2021 CAE Performance Highlights    47
Compensation Objectives    50
Setting Executive Compensation    50
Comparator Group    51
Compensation Policy and Objectives    53
Executive Share Ownership Requirements    62
Risk Mitigation    63
Determination of the NEOs’ Compensation in FY2021    65
Modifications to Compensation Programs in Response to the COVID-19 Pandemic    66
President and CEO – FY2021 Accomplishments    67
Other NEOs – FY2021 Accomplishments    70
Shareholder Return Performance Graph    73
Pay for Performance Linkage    74
Pay for Performance Relative to Comparator Group    76
Compensation of Our Named Executive Officers    78
Summary Compensation Table    78
Incentive Plan Awards    79
Pension Arrangements    81
Termination and Change of Control Benefits    82
Section 8 Other Important Information    85
Section 9 Appendix A – Board of Directors’ Charter    86
Appendix B – Summary of the Principal Terms of the Rights Plan    88
Appendix C – Resolution to Approve the Renewal and Amendment of the Rights Plan     91
Appendix D – Non-GAAP and Other Financial Measures    92

CAE INC. | 2021 | Management Proxy Circular                                         i

Letter to the Shareholders
from the Chair of the Board
and the President and CEO
Dear fellow Shareholders,
It is our pleasure to invite you to attend CAE’s 2021 Annual Shareholders’ Meeting.
During fiscal year 2021, CAE demonstrated mettle and resiliency by successfully confronting the challenges of COVID-19, and at the same time, seizing on opportunities to fundamentally strengthen the Company for the future. CAE entered the pandemic from a position of strength with a leading global market position, a balanced business with recurring revenue streams, and a solid financial position. To adapt to new circumstances, we took measures to protect our financial position in response to the COVID-19 crisis and mitigate the impact on our employees.
Throughout the year, we made important progress to galvanize CAE as an industrial technology leader and position the Company for higher growth and profitability in the years ahead. For instance, we executed strategic opportunities, raised equity, and fundamentally repositioned our Company for the future, launching new products, investing into new growth adjacencies and structurally lowering our cost structure. Across our businesses, we leveraged highly connected digitally enabled software solutions to address our customers needs and advance their competitive advantage.
We want to highlight the extent of our organization’s social impact throughout the year, starting with becoming the first carbon-neutral Canadian aerospace company – a bold achievement that we hope will inspire other companies to take tangible actions against climate change. We also made several important advances with respect to diversity and inclusion, which continue to be among our top strategic priorities. Another testament to our social impact is the feat accomplished by CAE’s innovators who designed, manufactured and delivered CAE Air1 ventilators to the Government of Canada in under twelve months to help build Canada’s self-sufficiency in terms of medical equipment. And finally, we can be proud of the instrumental role CAE played by spearheading the Industry for Vaccination coalition to accelerate mass vaccination through the private sector, in turn, restarting the economy as soon as possible.
We are proud of all our organization achieved throughout fiscal year 2021, confronting highly unique challenges and not only surmounting them, but taking CAE into an all-new terrain of global esteem.
Again, this year, given the health restrictions, we will hold our Meeting via live webcast that will be available at https://web.lumiagm.com/435570391. Shareholders will not be able to attend the Meeting in person but will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform regardless of their geographic location.
As in prior years, important matters affecting our Company will be considered at the Meeting. We will, as always, review our financial position, including the increased value we are delivering to Shareholders, and our business operations. We will also respond to your comments and questions. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares. This Circular gives you details about all the items for consideration and how to vote. It also contains information about the nominated Directors, the auditors, reports from the various committees of the Board and CAE’s corporate governance practices.
Finally, we want to thank you for your continued confidence in and support of CAE. We remain committed to delivering world-class performance and progressing on our corporate responsibility objectives to create long-term value for our Shareholders. We look forward to discussing with you at this year’s Meeting.

Hon. John P. Manley, P.C., O.C. (signed)    Marc Parent, C.M. (signed)
Chair of the Board    President and Chief Executive Officer
June 18, 2021

CAE INC. | 2021 | Management Proxy Circular                                         ii

Proxy Circular Summary
This summary highlights some of the important information you will find in this Circular. These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.
Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 11 Directors	FOR each nominee	10
Appointing PricewaterhouseCoopers LLP as Auditors	FOR	11
Advisory Vote on Executive Compensation	FOR	12
Approval of the Renewal and Amendment of the Rights Plan	FOR	12
FY2021 Performance Highlights
1    Non-GAAP and other financial measures (Appendix D).

CAE INC. | 2021 | Management Proxy Circular                                         iii

Review this Proxy Circular and Vote in One of the Following Ways
Voting by Proxy is the Easiest Way
Below are the different ways in which you can give your voting instructions, details of which are found in the enclosed proxy form or your voting instruction form, as applicable. Please also refer to Section 1 – “About Voting Your Shares” for more information on the voting methods available to you:

    by mail: sign, date and return your proxy form in the envelope provided.
    by telephone: call the telephone number on your proxy form.
    on the Internet: visit the website listed on your proxy form.
    by appointing another person to attend and vote at the Meeting online on your behalf.

Voting online at the Meeting
Log in online at https://web.lumiagm.com/435570391 and follow the steps listed in the Section “Attending and Participating”.

CAE INC. | 2021 | Management Proxy Circular                                         iv

About CAE
CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites, and training locations in over 35 countries.
Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.
Our Strategy

High-Tech Company with a Noble Purpose focused on Safety
Our vision is to be the worldwide partner of choice in civil aviation, defence and security, and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness. In a class of its own, our mission is to lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
Achieving this goal depends on our several unique capacities:
•    knowledge leadership, with over 2,000 talented engineers and a skilled manufacturing workforce
•    industrial champion with a best-in-class global supply chain, a broad global footprint, world-class operational and functional processes, and an agile organization capable of going quickly from prototype to production
•    deep expertise in applying advanced technologies to create highly differentiated training and operational support solutions.
Strategic Priorities Five areas of strategic focus for superior and sustainable growth

CAE INC. | 2021 | Management Proxy Circular                                         v

Eight pillars of strength
We believe there are eight fundamental strengths that underlie CAE’s compelling investment thesis, culminating in a technology-focused, secular growth company with market leading positions and a high degree of recurring business:

High Degree of Recurring
Business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Headroom in
Large Markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Potential for compound growth and superior returns over the long term
In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end to end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer, and our defence forces to maintain security.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

CAE INC. | 2021 | Management Proxy Circular                                         vi

Executive Compensation Highlights
•    Executive bonus payout capped at a corporate performance factor of 130% balancing significantly above target performance against strategic and financial objectives in FY2021, with shareholder interests.
•    197% payout of the Performance Share Units that vested in FY2021
Our Executive Compensation Best Practices

• Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives	✓
• Caps on annual bonuses and PSU payouts	✓
• Balanced mix of short, medium and long-term compensation	✓
• Pensionable earnings based on actual years served (plus any severance period in certain circumstances)	✓
• Change of control severance limited to two times salary and bonuses	✓
• Clawback policy	✓
• Minimum share ownership and option profit retention guidelines	✓
• Anti-hedging policy	✓

CAE INC. | 2021 | Management Proxy Circular                                         vii

Governance Highlights
The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance it has maintained throughout its history.

• Number of Director nominees	11
• Number of non-employee Independent Director nominees	10/11
• Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all independent	✓
• Average age of Director nominees	62
• Annual election of Directors	✓
• Other board commitments and interlocks policy	✓
• Separate Chair and CEO roles	✓
• Director tenure and age term limits	✓
• Share ownership requirements for Directors and executives	✓
• Board orientation/education program	✓
• Number of Board meetings held in FY2021	11
• Number of financial experts on the Audit Committee	3
• Code of Business Conduct	✓
• Annual advisory vote on executive compensation	✓
• Formal Board and Committee evaluation processes	✓
• No dual-class shares	✓
• Gender Diversity Targets on the Board of Directors and in executive officer positions	✓

CAE INC. | 2021 | Management Proxy Circular                                         viii

Our Director Nominees

Name	Age	Director Since	Position	Indepen- dent	Committee Memberships[1]	Board and Committee Attendance FY2021	Other Public Boards	Top Three Competencies[2]
Margaret S. (Peg) Billson	59	2015	Corporate Director	YES	GC (Chair) HRC	100%	1	• Knowledge of the Industry • Strategic Leadership and Management • Government Relations/R&D
Hon. Michael M. Fortier	59	2010	Vice-Chair, RBC Capital Markets	YES	HRC (Chair)	100%	N/A	• Knowledge of the Industry • Finance/Accounting • Government Relations/R&D
Marianne Harrison	57	2019	President and CEO John Hancock Life Insurance Company	YES	Audit (Chair) GC	100%	N/A	• Strategic Leadership and Management • Finance/Accounting • Human Resources/Compensation
Alan N. MacGibbon	65	2015	Corporate Director	YES	Audit HRC	100%	1	• Strategic Leadership and Management • Finance/Accounting • Human Resources/ Compensation
Hon. John P. Manley	71	2008	Corporate Director and Senior Business Advisor, Bennett Jones LLP	YES	N/A	100%	1	• Strategic Leadership and Management • Government Relations/R&D • Legal/Governance
Mary Lou Maher	61	2021	Corporate Director	YES	Audit HRC	N/A	2	• Strategic Leadership and Management • Finance/Accounting • Human Resources/Compensation
François Olivier	56	2017	President and CEO, Transcontinental Inc.	YES	Audit GC	100%	1	• Strategic Leadership and Management • Finance/Accounting • Human Resources/Compensation
Marc Parent	60	2008	President and CEO, CAE	NO	N/A	100%	1	• Knowledge of the Industry • Strategic Leadership and Management • Government Relations/R&D
Gen. David G. Perkins, USA (Ret.)	63	2020	Corporate Director	YES	Audit	100%	N/A	• Strategic Leadership and Management • Government Relations/R&D • Information Technology/Cybersecurity/Digital
Michael E. Roach	69	2017	Corporate Director	YES	Audit GC	100%	1	• Strategic Leadership and Management • Finance/Accounting • Information Technology/Cybersecurity/Digital
Andrew J. Stevens	64	2013	Corporate Director	YES	GC HRC	94%	N/A	• Knowledge of the Industry • Strategic Leadership and Management • Human Resources/Compensation

1    Refer to page 1 for definitions.
2    Refer to description of competencies on page 23.

CAE INC. | 2021 | Management Proxy Circular                                         ix

Definitions

Certain Defined Terms
In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries.
We also use the following defined terms throughout this Circular:

$	Canadian dollars.
Audit Committee	The Audit Committee of our Board.
Board	Our Board of Directors.
Civil	Civil Aviation Training Solutions segment.
Circular	This Management Proxy Circular.
Common Shares or Shares	Common Shares of CAE.
CSA	Canadian Securities Administrators.
Defence	Defence and Security segment.
DSU	Refers to Deferred Share Units of CAE. The value of a DSU is equivalent to the value of a Share.
ESOP	Employee Stock Option Plan.
ESPP	Employee Stock Purchase Plan.
EPS	Earnings per Share.
Fiscal Year or FY	Refers to a financial year of CAE, from April 1 to March 31 of the following calendar year. For example, FY2021 refers to the 12 months ended March 31, 2021.
Governance Committee or GC	The Governance Committee of our Board.
Healthcare	Healthcare segment.
Human Resources Committee or HRC	The Human Resources Committee of our Board.
Independent Directors	Refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.
LTU	Refers to a Long-Term Incentive Deferred Share Unit. The value of a LTU is equivalent to the value of a Share.
MD&A	Refers the Management Discussion and Analysis section of CAE’s annual report for the fiscal year ended March 31, 2021.

CAE INC. | 2021 | Management Proxy Circular                                         1

Meeting	The Annual Meeting of CAE Shareholders to be held on August 11, 2021.
NEOs or Named Executive Officers	The President and CEO, Chief Financial Officer and the three most highly compensated policy-making executives as at March 31, 2021.
NYSE	The New York Stock Exchange.
PSU	Refers to Performance Share Units of CAE. The value of a PSU is equivalent to the value of a Share.
PwC	PricewaterhouseCoopers LLP, Chartered Professional Accountants in Montréal, Québec.
Rights Plan	The Shareholder Protection Rights Plan Agreement between CAE and Computershare Trust Company of Canada, as rights agent, dated as of March 7, 1990, as amended and restated on August 14, 2018, and as further amended, restated, supplemented or otherwise modified from time to time.
Record Date	June 18, 2021.
ROCE	Return on capital employed.
RSU (or time-RSU)	Refers to Restricted Share Units of CAE. The value of a RSU is equivalent to the value of a Share.
RSUP	Restricted Share Unit Plan.
SEC	United States Securities and Exchange Commission.
SOI	Segment operating income.
SOX	The Sarbanes-Oxley Act of 2002.
STIP	Short-term incentive program.
TSX	The Toronto Stock Exchange.
Currency, Exchange Rates and Share Prices	All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Information Currency	The information in this Circular is current as of June 18, 2021 unless otherwise stated.

CAE INC. | 2021 | Management Proxy Circular                                         2

Notice of 2021 Annual Shareholders’ Meeting
When
Wednesday, August 11, 2021 at 11:00 a.m. (Eastern Time)
Where
The meeting will be held online at https://web.lumiagm.com/435570391.
What the Meeting is About
1.    Receive CAE Consolidated Financial Statements and the auditors’ report for the fiscal year ended March 31, 2021;
2.    Elect Directors who will serve until the end of the next annual shareholders’ meeting;
3.    Reappoint PricewaterhouseCoopers LLP as our auditors who will serve until the end of the next annual shareholders’ meeting and to authorize the Company’s Board to fix the auditors’ remuneration;
4.    Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in this Circular;
5.    Approve the resolution to renew and amend the Rights Plan as set out in Appendix C – Resolution to Approve the Renewal and Amendment of the Rights Plan, the principal terms of which are described in Appendix B – Summary of the Principal Terms of the Rights Plan – to this Circular; and
6.    Transact any other business that may properly come before the Meeting.
You have the Right to Vote
As a holder of record of Common Shares at the close of business on June 18, 2021, you are entitled to receive notice of and vote at the Meeting.
You are asked to consider and to vote your Shares on items 2 to 5 listed above and any other items that may properly come before the Meeting or any adjournment.
If you are unable to attend the Meeting online and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Circular. To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 9, 2021. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.
Accompanying this Notice of Annual Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.
Attending and Participating
This year, to continue to proactively deal with the unprecedented health impact of the coronavirus pandemic (COVID-19), and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in virtual-only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform regardless of their geographic location.
Participating in the Meeting online allows registered Shareholders and duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Shareholders and duly appointed Proxyholders can vote at the appropriate time during the Meeting. Voting will be conducted by virtual ballot.
Guests, including non-registered Shareholders who have not duly appointed themselves or another person as a Proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.
To access the Meeting, follow the instructions below, as applicable to you:
•    Log in online at https://web.lumiagm.com/435570391. The platform is compatible with all major browsers except for Internet Explorer. We recommend that you log in at least one hour before the Meeting starts;
•    Click “I am a guest” and then complete the online form; OR
•    Click “I have a login” and then enter your 15-digit control number (see below) and Password “CAE2021” (case sensitive)

CAE INC. | 2021 | Management Proxy Circular                                         3

In order to find the 15-digit control number to access the Meeting:
•    Registered shareholders: The control number located on the form of proxy or in the email notification you received is your control number.
•    Proxyholders: Duly appointed proxyholders, including non-registered (beneficial) shareholders that have appointed themselves or another person as a as proxyholder, will receive the control number from Computershare by e-mail after the proxy voting deadline has passed.
If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.
For additional details on accessing and participating in the Meeting online from your tablet, smartphone or computer, please see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
Notice-And-Access
As part of an effort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.
The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of shareholder meeting materials in lieu of mailing physical copies of such documents to shareholders. Shareholders will instead only receive a paper notification with information on how they may obtain a copy of the meeting materials electronically or request a paper copy (Notification). Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email.
Non-registered shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to CAE are referred to as “NOBOs”. The non-registered shareholders who have objected to their intermediary disclosing ownership information about themselves to CAE are referred to as “OBOs”. CAE has distributed the Notification in connection with the Meeting to intermediaries and clearing agencies for onward distribution to non-registered shareholders. CAE will not be paying for intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s intermediary assumes the costs of delivery.

CAE INC. | 2021 | Management Proxy Circular                                         4

How to Access Meeting Materials
On Computershare Investor Services Inc.’s (“Computershare”) website:
www.envisionreports.com/CAE2021
On SEDAR: www.sedar.com
On CAE’s website: www.cae.com/investors/financial-reports/
Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.
How to Request a Paper Copy of the Meeting Materials
Before the Meeting
If your name appears on a Share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America, at 514-982-8716 and entering your control number as indicated on your form of proxy.
If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.
In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.
After the Meeting
By telephone at 1-866-962-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.
By order of the Board of Directors

June 18, 2021    MARK HOUNSELL (signed)
Montréal, Québec    General Counsel, Chief Compliance Officer and
    Corporate Secretary

CAE INC. | 2021 | Management Proxy Circular                                         5

Section 1
About Voting Your Shares

Record Date
June 18, 2021 is the record date for the Meeting.
Who can vote
Only holders of our Common Shares at the close of business on the Record Date are entitled to receive notice of and to attend, including by proxy, and vote at the Meeting or any adjournment thereof. The list of Shareholders on the Record Date is available for inspection by appointment during usual business hours at Computershare Trust Company of Canada, 650 de Maisonneuve west 7th floor, Montreal, QC H3A 3T2, and at the Meeting. As of June 17, 2021, 294,208,506 Common Shares are issued and outstanding. Each Common Share is entitled to one vote.
Principal Shareholders
To the knowledge of the Directors and officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Common Shares.
All Directors and officers as a group (17 persons) beneficially owned or exercised control or direction over 424,942 Common Shares representing 0.14% of the class as at June 17, 2021.
Your Vote is Important
Your vote is important. Please read the information below to ensure your Shares are properly voted.
How do I participate in the Meeting?
Out of concern for the safety of our management, employees and shareholders in light of the COVID-19 pandemic, we are holding the Meeting in a virtual only format that will be conducted via live webcast online. Shareholders will not be able to attend the Meeting in person.
Participating in the Meeting online allows registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have appointed themselves or another person as a proxyholder, to participate at the Meeting and ask questions, all in real time, including verbally through a phone conference. Registered shareholders and duly appointed proxyholders can vote at the appropriate time during the Meeting.
Guests, including non-registered beneficial shareholders who have not duly appointed themselves or another person as a proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.
To access the Meeting, follow the instructions below, as applicable to you:
•    Log in online at https://web.lumiagm.com/435570391. The platform is compatible with all major browsers except for Internet Explorer.
•    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2021” (note the password is case sensitive); OR
•    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting:
•    Registered shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
•    Proxyholders: Duly appointed proxyholders, including non-registered (beneficial) shareholders that have appointed themselves or another person as a proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.

CAE INC. | 2021 | Management Proxy Circular                                         6

We recommend that you log in at least one hour before the start time of the Meeting. It is important to ensure you are connected to the Internet at all times if you participate in the Meeting online in order to vote when balloting commences. You are responsible for ensuring Internet connectivity for the duration of the Meeting. For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
How to Vote your Shares
You may vote your Shares in one of the following ways:
1.    By proxy using all the voting channels that have been available in the past; this has not changed. Voting at the Meeting remains in the virtual-only form, without any possibility for in-person attendance.

by mail: sign, date and return your proxy form in the envelope provided.
by telephone: call the telephone number on your proxy form.
on the Internet: visit the website listed on your proxy form.
by appointing another person to attend and vote at the Meeting online on your behalf.
Refer to the enclosed proxy form for instructions.
2.    Virtually at the Meeting online by following the instructions below. The voting process is different for registered or non-registered (beneficial) shareholders:
    a)    if you are a registered Shareholder, you may vote at the Meeting by completing a ballot online during the Meeting. Follow the instructions above to access the Meeting and cast your ballot online during the designated time.
    b)    if you are a non-registered shareholder (including a participant in the employee plan) AND you wish to vote online at the Meeting, you must appoint yourself as Proxyholder in order to vote at the Meeting. You MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 9, 2021 appointing yourself as Proxyholder. Follow the instructions above to access the Meeting and cast your ballot online during the designated time. You will receive the Control Number for the Meeting from Computershare by e-mail after the proxy voting deadline has passed.
United States Beneficial holders: To vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting. Follow the instructions from your broker or bank included with this Circular, or contact your broker or bank to request a legal proxy form. To register to attend the Meeting online, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (EDT) on August 9, 2021. You will receive a confirmation of your registration after Computershare receives your registration materials. Please note that you are required to register your appointment as proxyholder at http://www.computershare.com/CAE.

CAE INC. | 2021 | Management Proxy Circular                                         7

Voting by proxy
If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf online at the Meeting or any adjournment or postponement thereof.
Proxies are being solicited by management
Through this Circular, management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.
The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers of CAE at nominal cost. The cost of management’s solicitation of proxies will be borne by CAE.
Unless you specify a different proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (John P. Manley, Marc Parent and Margaret S. (Peg) Billson) will vote your Shares.
Proxyholders other than management
Shareholders desiring to appoint some person other than John P. Manley, Marc Parent and Margaret S. (Peg) Billson as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 9, 2021 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).
Voting of Proxies
You may indicate on the proxy form how you want your proxyholder to vote your Shares, in which case the proxyholder will vote in accordance with your instructions. You can also let your proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your proxyholder will have the discretion to vote your Shares as they see fit.
The enclosed proxy form gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof).
At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.
Unless you specify a different proxyholder or specify how you want your Shares to be voted, John P. Manley, Marc Parent and Margaret S. (Peg) Billson will vote your Shares:
a)    FOR electing the nominated Directors who are listed in this Circular;
b)     FOR appointing PwC as auditors and for the authorization of the Directors to fix their remuneration;
c)     FOR approving the advisory resolution on executive compensation;
d)     FOR approving the resolution to approve the renewal and amendment of the Rights Plan set out in Appendix C – Resolution to Approve the Renewal of the Rights Plan – to this Circular.
Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must first use the Form of Proxy to appoint the proxyholder and then MUST register their proxyholder online. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number and therefore being unable to participate in the Meeting. To register a third-party proxyholder, shareholders MUST visit https://www.computershare.com/CAE by August 9, 2021 at 11:00 a.m. (Eastern Time) and provide Computershare with the proxyholder’s contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your third-party proxyholder should receive the email notification after 11:00 a.m. (Eastern Time) on August 9, 2021.
To be effective, your proxy must be received before 11:00 a.m. (Eastern Time) on August 9, 2021 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding any adjournment of the Meeting.

CAE INC. | 2021 | Management Proxy Circular                                         8

Revocation of Proxies
You have the right to revoke a proxy by ANY of the following methods:
a)    Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 9, 2021 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting); or
b)     Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 9, 2021 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting).
Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
We offer our Shareholders the opportunity to view management proxy circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

CAE INC. | 2021 | Management Proxy Circular                                         9

Section 2
Business of the Meeting

1     Receive CAE’s Financial Statements
CAE’s consolidated financial statements including the auditors’ report, for the year ended on March 31, 2021 will be presented to Shareholders at the Meeting. They can also be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the financial statements.
2     Elect 11 Directors

11 Nominees	91%[1] Independent	1 Interlock	99.1% % Votes FOR in 2020	99% Average Board Meeting Attendance

1    The only non-Independent Director is CAE’s President and CEO.

You will be electing a board of directors (“Board”) of 11 members. Each Director is elected annually for a term, which expires no later than the next annual meeting of Shareholders.

All of the following nominees are currently members of the Board of Directors, and have been recommended by the GC and the Board for election at the Meeting. Mary Lou Maher was appointed as a Director by the Board of Directors on May 1, 2021:
• Margaret S. (Peg) Billson • The Honourable Michael M. Fortier, P.C. • Marianne Harrison • Alan N. MacGibbon • Mary Lou Maher • The Honourable John P. Manley, P.C., O.C	• François Olivier • Marc Parent, C.M. • Gen. David G. Perkins, USA (Ret.) • Michael E. Roach • Andrew J. Stevens

Each nominee was elected at our 2020 annual Shareholders’ meeting held on August 12, 2020, by a majority of the votes cast (average of 99.08% of votes cast in favour) except for Mary Lou Maher who is a first-time nominee.
Please refer to Section 3 – “About the Nominated Directors” for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.
Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives
The Board of Directors has passed a resolution establishing term limits comprising the following:
•    up to two six-year periods of service, to aggregate twelve years maximum; and
•    no nominee may be proposed past their attaining 72 years of age.
The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business.
Exceptionally, to ensure stability during the current period of uncertainty as a result of the COVID-19 pandemic, the Board decided to extend Mr. Manley’s term for a one-year period through to August 2022 to aggregate thirteen years, at which time Mr. MacGibbon will take over as Chair of the CAE Board of Directors.
Majority voting guidelines
Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings (“Majority Voting Requirement”).

CAE INC. | 2021 | Management Proxy Circular                                         10

In accordance with the Board’s majority voting policy, any nominee for Director in an uncontested election who receives a greater number of “withhold” votes from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chair of the Governance Committee immediately following certification of the Shareholder vote.
The Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In the absence of exceptional circumstances, the Board expects the Governance Committee will recommend that the Board of Directors accept such resignation.
The Board will act on the Governance Committee’s recommendation not later than 90 days following the date of the Shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board shall accept the resignation absent exceptional circumstances.
The resignation of the Director whose election did not meet the Majority Voting Requirement will be effective when accepted by the Board. A Director who tenders a resignation pursuant to the policy will not participate in the decision-making process leading to the Governance Committee recommendation or the Board consideration whether to accept or reject the resignation, and will not attend any part of a meeting of the Board or the Governance Committee at which his or her resignation is discussed or a related resolution is voted upon.
Promptly following the Board’s decision, the Company will issue a news release disclosing that decision and providing a full explanation of the decision reached. A copy of the news release with the Board’s decision will be provided to the TSX.
If the Board decides to accept the Director’s resignation, the Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If a majority of the members of the Governance Committee received a majority withhold vote at the same election, then the Independent Directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.
Detailed voting results will be disclosed after the Meeting
Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.
The Board of Directors recommends that Shareholders vote FOR the election of the 11 nominated members of the Board.
3     Appoint the Auditors
The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP(PwC), Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.
PwC has served as auditors of CAE since 1991.
PwC provides three types of services to CAE and its subsidiaries
1.    Audit Services: fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by SOX.
2.    Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
3.    Tax Services: fees relating to tax compliance, tax planning and tax advice.
Auditors independence
The Audit Committee has discussed with PwC its independence from management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.
Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditors above a specified level.

CAE INC. | 2021 | Management Proxy Circular                                         11

Fees Paid by CAE to PwC in FY2021
The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

FEE TYPE	2021 ($ millions)	2020 ($ millions)
1. Audit services	4.7	4.5
2. Audit-related services	0.8	0.2
3. Tax services	1.0	0.6
Total	6.5	5.3

Fees Paid by CAE to PwC in FY2021
In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years. Pursuant to this policy, CAE will not initiate nor pursue any discussion with any former partner, principal, shareholder or professional employee(s) of PwC regarding potential or future employment in a reporting oversight role with CAE if they are in a position to influence the audit firm’s operations or financial policies, has ownership or partnership interests or financial participation in the audit firm or was a member of the CAE external audit team during the one-year period preceding the date that audit procedures commenced.
The Board of Directors recommends that Shareholders vote FOR the appointment of PwC as CAE’s auditors.
4    Advisory Vote on Executive Compensation
As detailed in Section 7 – ‘‘Executive Compensation”, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivized to create value for CAE’s Shareholders on a sustainable basis.
We encourage you to carefully read this section of the Circular which describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our most highly paid executive officers in the last three years.
At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.
The text of the “say on pay” resolution reads as follows:
‘‘Resolved that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular’’.
Because your vote is advisory, it will not be binding upon the Board. However, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.
The Board of Directors recommends that Shareholders vote FOR the resolution set out above.
If a significant proportion of the Shares represented, including by proxy, at the Meeting are voted against the above non-binding advisory resolution, the Board Chair or the HRC Chair will oversee a process to engage with Shareholders with a view to giving Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.
Our approach to executive compensation was approved by 94.69% of the votes cast on the resolution during our August 12, 2020 annual meeting of Shareholders.

CAE INC. | 2021 | Management Proxy Circular                                         12

5    Approval of the Renewal and Amendment of the Rights Plan
CAE is a party to the Rights Plan, initially adopted on March 7, 1990, and last renewed following Shareholders’ approval on August 15, 2018. The Rights Plan will expire on August 11, 2021, unless Shareholders vote at the Meeting to continue its operation for an additional term ending on the date immediately after CAE’s annual meeting of Shareholders to be held in 2024. The Board recommends renewing the existing Rights Plan, with amendments to enable the Rights Plan to continue indefinitely, provided that it is reconfirmed by Shareholders every three years.
CAE believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate governance practices and addresses institutional investor guidelines. The Rights Plan was not adopted in response to any actual or threatened take-over bid or other proposal from a third party to acquire control of CAE. It does not reduce the duty of the Board to act honestly, in good faith and in the best interests of CAE, and to act on that basis if any offer is made for the Common Shares of CAE. The Rights Plan is not intended to and will not entrench the Board.
Renewal of the Rights Plan
At the Meeting, Shareholders will be asked to consider and vote to approve the renewal and amendment and restatement of the Rights Plan, a summary of which is set forth in the attached Appendix B – Summary of the Principal Terms of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6. The Rights Plan may also be accessed on CAE’s website (www.cae.com). Capitalized terms used in such summary without express definition have the meanings attributed thereto in the Rights Plan.
The Rights Plan will continue in effect only if it is approved by ordinary resolution of the holders of Common Shares of CAE at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix C – Resolution to Approve the Renewal and Amendment of the Rights Plan. If not so approved, the Rights Plan will terminate and the Rights issued under it will be void.
The Board of Directors recommends that Shareholders vote FOR the Rights Plan Resolution.
Other business
Following the conclusion of the formal business conducted at the Meeting, we will:
•    provide an update on our business operations, and
•    invite questions and comments from Shareholders, in real time, including verbally through a phone conference.

CAE INC. | 2021 | Management Proxy Circular                                         13

Section 3
About the Nominated Directors

This Section presents the biographical data, Board activity (i.e. Board and Committee meetings attended from April 1, 2020 to March 31, 2021) and Share ownership information with respect to each nominee the Board of Directors is recommending FOR election by Shareholders at the Meeting. A description of the Board nominee selection criteria, and nomination process and Board Attributes follows the individual tables. “Market Value” refers to the product of the sum of the Common Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Common Share on June 5, 2020 and June 4, 2021. Footnotes specific to each nominee are presented immediately below their biography.

99.1% Average 2020 Votes FOR	91% Independent Directors	62 Average Age	5.5 Average Tenure[1] (years)	99% Average Board Attendance

1    For non-executive Directors.

CAE INC. | 2021 | Management Proxy Circular                                         14

Age: 59
Albuquerque,
New Mexico, U.S.

Director since: 2015
(Independent)

Votes in Favour at Last
Annual Meeting: 98.00%

Margaret S. (Peg) Billson
Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Board Membership and Attendance
Board of Directors	11 of 11	100%
Governance Committee (Chair)	3 of 3	100%
Human Resources Committee	5 of 5	100%
Total	19 of 19	100%

Other Public Company Boards
Current	Arconic, Corp.	April 2020 – present
Former	Skywest, Inc.	’07 – ’15

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	44,719	44,719	$1,667,856	$594,000	281%
June 5, 2020	–	36,976	36,976	$958,048	$501,000	191%

CAE INC. | 2021 | Management Proxy Circular                                         15

Age: 59
Mount-Royal,
Quebec, Canada

Director since: 2010
(Independent)

Votes in Favour at Last
Annual Meeting: 97.67%

The Honourable Michael M. Fortier, P.C.
Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.
Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).
Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.

Board Membership and Attendance
Board of Directors	11 of 11	100%
Human Resources Committee (Chair)	5 of 5	100%
Total	16 of 16	100%

Other Public Company Boards
Current	N/A
Former	Aimia Inc.	’09 – ’18

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	81,880	81,880	$3,072,137	$594,000	517%
June 5, 2020	–	74,355	74,355	$1,926,538	$501,000	385%

CAE INC. | 2021 | Management Proxy Circular                                         16

Age: 57
Boston, Massachusetts, U.S.

Director since: 2019
(Independent)

Votes in Favour at Last
Annual Meeting: 99.94%

Marianne Harrison
Ms. Marianne Harrison is President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also is a member of Manulife’s Executive Leadership Team. Before taking on her current role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Marianne had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there; before that she worked for PwC.
Ms. Harrison graduated from the University of Western Ontario with a B.A. in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Board Membership and Attendance[1]
Board of Directors	11 of 11	100%
Audit Committee (Chair)	4 of 4	100%
Governance Committee	2 of 2	100%
Total	17 of 17	100%

Other Public Company Boards
Current	N/A
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	15,600	11,924	27,524	$1,032,700	$594,000	174%
June 5, 2020	15,600	4,417	20,017	$518,640	$501,000	103%
1    Ms. Harrison was appointed to the Governance Committee on August 12, 2020.

CAE INC. | 2021 | Management Proxy Circular                                         17

Age: 65
Toronto, Ontario,
Canada

Director since: 2015 (Independent)

Votes in Favour at Last
Annual Meeting: 98.82%

Alan N. MacGibbon
Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP Canada (2004 – 2012) and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013.
Mr. MacGibbon holds an undergraduate degree in Business Administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Board Membership and Attendance
Board of Directors	11 of 11	100%
Audit Committee	4 of 4	100%
Human Resources Committee	5 of 5	100%
Total	20 of 20	100%

Other Public Company Boards
Current	TD Bank	‘14 – present
Former	N/A

Securities Held
Date	Common Shares[1]	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	4,088	50,085	54,173	$2,032,570	$594,000	342%
June 5, 2020	4,088	42,461	46,549	$1,206,085	$501,000	241%
1    1,011 of these shares are owned beneficially by Mr. MacGibbon’s spouse, under the direction of Mr. MacGibbon.

CAE INC. | 2021 | Management Proxy Circular                                         18

Age: 61
Toronto, Canada

Director since: May 2021
First time nominee
(Independent)

Votes in Favour at Last Annual Meeting: N/A

Mary Lou Maher
Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher has held various executive and governance roles at KPMG, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion.
She is a member of the World Economic Forum focused on Human Rights – the business perspective, the Alzheimer’s Society of Toronto, and has served on other not-for-profit boards including as Chair of Women’s College Hospital and member of the CPA Ontario Council.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Board Membership and Attendance[1]
Board of Directors	N/A
Audit	N/A
HRC	N/A
Total	N/A

Other Public Company Boards
Current	Canadian Imperial Bank of Commerce (CIBC)	April 2021 – present
	Magna International Inc.	May 2021- present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[2]
June 4, 2021	2,500	–	2,500	$93,800	$594,000	16%
1    Ms. Maher was appointed to the Board following the end of FY2021 on May 1, 2021.
2    Ms. Maher joined the Board on May 1, 2021 and must meet her required holdings over the five-year period from such date.

CAE INC. | 2021 | Management Proxy Circular                                         19

Age: 71
Ottawa, Ontario,
Canada

Director since: 2008
(Independent)

Votes in Favour at Last
Annual Meeting: 99.06%

The Honourable John P. Manley, P.C., O.C.
Mr. Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He was President and Chief Executive Officer of the Business Council of Canada (not-for-profit) from 2010 to 2018. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

Board Membership and Attendance[1]
Board of Directors	11 of 11	100%
Total	11 of 11	100%

Other Public Company Boards
Current	Telus Corporation	‘12 – present
Former	Canadian Imperial Bank of Commerce (CIBC)	‘05 – ‘21
	Canadian Pacific Railway Limited	‘06 – ‘13
	Nortel Corporation	‘04 – ‘09

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	143,147	143,147	$5,370,875	$594,000	904%
June 5, 2020	–	130,931	130,931	$3,392,422	$501,000	677%
1    As Chair of the Board, Mr. Manley attends all Committee meetings.

CAE INC. | 2021 | Management Proxy Circular                                         20

Age: 56
Montreal, Quebec,
Canada

Director since: 2017 (Independent)

Votes in Favour at Last
Annual Meeting: 99.09%

François Olivier
Mr. Olivier has been President and Chief Executive Officer of Transcontinental Inc. since 2008. After joining the Printing Sector of TC Transcontinental in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, TC Transcontinental has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining TC Transcontinental, François Olivier worked as General Manager of Canada Packers.
Mr. Olivier also serves on the boards of directors of the Flexible Packaging Association and the Montreal Heart Institute Foundation. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Board Membership and Attendance
Board of Directors	11 of 11	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	18 of 18	100%

Other Public Company Boards
Current	Transcontinental Inc.	’08 – present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	29,152	29,152	$1,093,783	$594,000	184%
June 5, 2020	–	21,784	21,784	$564,423	$501,000	112%

CAE INC. | 2021 | Management Proxy Circular                                         21

Age: 60
Montreal, Quebec,
Canada

Director since: 2008

Votes in Favour at Last
Annual Meeting: 99.90%

Marc Parent, C.M.
Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license. In November 2020,
Mr. Parent became a Member of the Order of Canada.

Board Membership and Attendance[1]
Board of Directors	11 of 11	100%
Total	11 of 11	100%

Other Public Company Boards
Current	Telus Corporation	‘17 – present
Former	N/A

Securities Held[2]
Date	Common Shares	FY2004 LTUs	LTUs	Total	Market Value
June 4, 2021	310,892	42,985	232,111	$585,988	$21,986,270
June 5, 2020	292,757	42,985	232,111	$567,853	$14,713,071
1    Upon invitation of Board Committees, Mr. Parent attended all or a part of their meetings.
2    As President and CEO, Mr. Parent has a higher ownership target than an Independent Director (please refer to “Executive Share Ownership Requirements” in Section 7 for details concerning Mr. Parent’s Share ownership requirements).

CAE INC. | 2021 | Management Proxy Circular                                         22

Age: 63
Jackson, New Hampshire, U.S.

Director since: 2020
(Independent)

Votes in Favour at Last Annual Meeting: 99.94%

General David G. Perkins, USA (Ret.)
Gen. Perkins served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.

Board Membership and Attendance[1]
Board of Directors	8 of 8	100%
Audit Committee	2 of 2	100%
Total	10 of 10	100%

Other Public Company Boards
Current	N/A
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[2]
June 4, 2021	–	6,317	6,317	$237,013	$594,000	40%
June 5, 2020	–	–	–	–	$501,000	–
1    Gen. Perkins was appointed to the Audit Committee on August 12, 2020.
2    Gen. Perkins joined the Board on May 1, 2020 and must meet his required holdings over the five-year period from such date.

CAE INC. | 2021 | Management Proxy Circular                                         23

Age: 69
Montreal, Quebec,
Canada

Director since: 2017
(Independent)

Votes in Favour at Last Annual Meeting: 99.21%

Michael E. Roach
An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He continues to serve as a member of CGI’s board of directors. Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Board Membership and Attendance
Board of Directors	11 of 11	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	18 of 18	100%

Other Public Company Boards
Current	CGI Group Inc.	‘06 – present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	23,584	23,584	$884,871	$594,000	149%
June 5, 2020	–	16,216	16,216	$420,157	$501,000	84%

CAE INC. | 2021 | Management Proxy Circular                                         24

Age: 64
Cheltenham, Gloucestershire, U.K.

Director since: 2013 (Independent)

Votes in Favour at Last
Annual Meeting: 99.21%

Andrew J. Stevens
Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).
Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an honorary Doctor of Science in 2013 from Aston University.

Board Membership and Attendance
Board of Directors	10 of 11	90%
Human Resources Committee	5 of 5	100%
Governance Committee	3 of 3	100%
Total	18 of 19	94.7%

Other Public Company Boards
Current	N/A
Former	Héroux-Devtek Inc	‘14 – ‘19
	De La Rue plc	‘12 – ‘19
	Cobham plc	‘03 – ‘12

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 4, 2021	–	76,231	76,231	$2,860,187	$594,000	481%
June 5, 2020	–	68,863	68,863	$1,784,240	$501,000	356%

CAE INC. | 2021 | Management Proxy Circular                                         25

Director Selection and Nomination Process
Part of the Governance Committee’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders’ meetings, taking into consideration the Policy Regarding Board and Executive Officer Diversity (the “Diversity Policy”).
To fulfill this mandate, the GC:
•    Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below), taking into account criteria that promote diversity, including but not limited to gender, age, race, national or ethnic origin, sexual orientation and disability.
•    Reviews with the Chair, President and CEO and other Directors possible candidates, including the existing members of the Board, which may meet some or all of such attributes.
•    Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.
•    Approaches with the Chair and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and interviews those interested to determine their suitability for nomination.
•    Reviews with other members of the Board the potential nomination of any new Director before a final determination to nominate them is made and assess the effectiveness of the director nomination process at achieving CAE’s diversity objectives.
Board members must:
•    Demonstrate high ethical standards and integrity, including abiding by CAE’s Code of Conduct;
•    Act honestly and in good faith regarding CAE’s best interests;
•    Devote sufficient time to CAE’s affairs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;
•    Give independent judgment on issues facing CAE;
•    Understand and challenge CAE’s business plans and strategy;
•    Effectively participate in all Board-related deliberations;
•    Make reasonable efforts to attend Board and committee meetings; and
•    Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.
Under the articles of CAE, the Board may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board has fixed the number of Directors to be elected at the Meeting at eleven.

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Board Attributes

The following matrix identifying the age, tenure, professional skills, expertise and qualifications of nominated Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards and fresh perspectives:	• All non-employee Director nominees (10 out of a total number of 11 Directors) are independent. • All Board Committee members are independent.

	Age			Tenure at CAE			Competencies
	Under 60	60 – 69	70+	0 – 5 years	6 – 10 years	More than 10 years	Knowledge of industry	Strategic leadership and management	Finance/Accounting	Human Resources/Compensation	Government Relations/R&D	Legal/Governance	Information Technology/ Cybersecurity/Digital	Environmental/ Health & Safety
Margaret S. (Peg) Billson	•				•		•	•		•	•
Hon. Michael M. Fortier	•					•	•		•	•	•	•
Marianne Harrison	•			•				•	•	•	•
Alan N. MacGibbon		•			•			•	•	•			•
Mary Lou Maher		•		•				•	•	•			•
Hon. John P. Manley			•			•	•	•	•	•	•	•
François Olivier	•			•				•	•	•	•	•	•	•
Marc Parent		•				•	•	•	•	•	•	•	•	•
Gen. David G. Perkins, USA (Ret.)		•		•			•	•		•	•		•	•
Michael E. Roach		•		•				•	•	•	•	•	•
Andrew J. Stevens		•			•		•	•		•	•	•		•

CAE INC. | 2021 | Management Proxy Circular                                         27

Section 4
Corporate Governance

Our Commitment to Sound Corporate Governance
The Board and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.
Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.
Regulatory compliance
As a Canadian reporting issuer with Common Shares listed on the TSX and the NYSE, CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the CSA and the SEC, as well as provisions of the rules of the NYSE and of SOX.
Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s website (http://www.cae.com/investors/governance), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.
Best practices and continuous improvement
The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.
Communication and shareholder engagement
CAE is committed to ensure open, ongoing dialogue with Shareholders, other investors and the public. Through CAE’s Disclosure Policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules.
CAE recognizes the importance of engaging in constructive and meaningful communications with Shareholders and values their input and insights. To that effect, we have put in place various means to ensure consistent and effective communication with Shareholders and to encourage them to express their views and provide direct feedback to the Board and management.

• We regularly communicate with our stakeholders through various channels, including via our website (www.cae.com). Shareholders, customers and other stakeholders can access comprehensive information about the Company through our investor’s webpage (www.cae.com/investors) where annual and quarterly reports, news releases, corporate social responsibility reports, corporate presentations and governance-related documents are available.
• We host quarterly earnings conference calls with financial analysts and institutional investors to review CAE’s most recently released financial and operating results. Our earning calls are webcast live and are followed by a question and answer period which all Shareholders can access.
• The Board strongly encourages Shareholders to attend the Company’s annual Shareholders’ meetings and Directors make themselves available at every annual meeting to engage with and respond to questions from Shareholders. Shareholders’ meetings can usually be attended in person or via live webcast, however since 2020, as a precautionary measure to proactively address the public health impact of coronavirus pandemic (COVID-19), to mitigate health and safety risks to our shareholders, employees and other stakeholders, and to abide by the Government of Québec’s directive that all indoor public events be avoided until further notice, the Shareholders’ meeting is being held in a virtual-only format, which will be conducted via live webcast. In any case, these meetings provide valuable opportunities to discuss the Company, its corporate governance and other important matters.

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•    The Company is committed to effectively engaging with Shareholders and other stakeholders on the topic of executive compensation on an ongoing basis. This year again, Shareholders will be asked at the Meeting to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”. Although this is an advisory vote and the results are not binding, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.

• Shareholders are also always invited to submit proposals to be considered at an annual Shareholders’ meeting of the Company and included in our management proxy circular. More information is provided on p. 92 of this Circular.
•    CAE’s Global Communications and Investor Relations departments actively engage with investors to address any specific questions or concerns they might have. Shareholders may send comments or questions via email to investor.relations@cae.com. In addition, CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and website
(www.computershare.com) to assist Shareholders.

•    Shareholders may communicate with the Board or management in writing to express their views on matters that are important to them, by addressing their correspondence to the Chair of the Board, either (i) by mail in an envelope marked “confidential” to the attention of the Chair of the Board, CAE Inc., 8585 Ch. de la Côte-de-Liesse St-Laurent (Québec) Canada H4T 1G6 or (ii) by email at boardchair@cae.com.

• Shareholders may ask to meet with the Chair of the Board, the Chair of any Board Committee or an individual Director to discuss compensation and governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting request in consultation with the Chair of the Governance Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to compensation and corporate governance matters and are better handled by management.
•    We are committed to maintaining and continuously enhancing our shareholders’ engagement. We offer various opportunities for our institutional investors and proxy advisory groups to learn about CAE through:
•    Investors days
•    Investors roadshows throughout the year
•    In person or videoconference meetings with our President and Chief Executive Officer, Executive Vice President Finance and Chief Financial Officer and Senior Vice President, Strategy & Investor Relations, Group Presidents and senior leaders within our global operations
•    Webcasts of our quarterly earnings conference calls with research analysts
•    Executive presentations at institutional and industry conferences
•    Quarterly earnings presentations available on our website
We also receive feedback through:
•    Our shareholders’ Annual General Meeting
•    Regular discussions with sell-side analysts
•    A dedicated address for email inquiries
•    Our advisory note on our approach to executive compensation
We continuously enhance our messaging to our investors to provide them with the most accurate guidance on our growth perspectives and the future value of their investment.

Board and management roles
The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities, composition requirements and various other matters are set out in Appendix A – Board of Directors’ Charter – to this Circular.

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President and CEO’s role and responsibilities
The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board. The description (which is available on our website) provides that the President and CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to increase CAE’s value as well as meeting the needs of customers, employees, and other stakeholders. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance. In addition, the CEO is accountable to ensure the establishment and achievement of safety objectives and that CAE complies fully with all applicable environmental regulations, to foster a culture of ethical behaviour for CAE and to promote compliance with CAE’s Code of Business Conduct.
The Board Chair is independent
Hon. John P. Manley, the current non-executive Chair of the Board, is responsible for ensuring that the Board discharges its responsibilities independently of management. Exceptionally, to ensure stability during the current period of uncertainty as a result of the COVID-19 pandemic, the Board decided to extend Mr. Manley’s term for a one-year period through to August 2022 to aggregate thirteen years, at which time Mr. MacGibbon will take over such responsibilities as non-executive Chair of the Board.
Correspondence to the Independent Directors may be sent to the attention of the Chair of the Board, by email at boardchair@cae.com or at CAE’s address listed in this Circular.
The Board Chair position description (which is available on our website) sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:
•    Represent the Board in discussion with management;
•    Represent the Board in discussion with third parties;
•    Generally ensure that the Board functions independently of management;
•    Chair and encourage free and open discussions at the Board meetings;
•    Together with the GC, identify guidelines for the selection of, and evaluation of conduct of the Directors; and
•    Report to Shareholders on behalf of the Board.
Processes in place to ensure the Board may function independently of Management
The Independent Directors met separately from the President and CEO at each of the meetings of the Board during FY2021, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are chaired by the non-executive Chair; at Committee meetings, by the Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.
Delegation to standing Board committees composed entirely of Independent Directors
In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committees currently composed of the following Independent Directors as of the Record Date:

	Governance	Audit	Human Resources
Margaret S. (Peg) Billson	Chair		•
Hon. Michael M. Fortier			Chair
Marianne Harrison	•	Chair
Alan N. MacGibbon		•	•
Mary Lou Maher		•	•
François Olivier	•	•
Gen. David G. Perkins, USA (Ret.)		•
Michael E. Roach	•	•
Andrew J. Stevens	•		•

The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee Charters presented in Section 5 – “Board Committee Reports” which can also be found on our website under “Corporate Governance” along with each Committee Chair’s position description.

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The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s Charter (refer to Section 3 – “About the Nominated Directors” for details about the selection process and criteria).
Orientation and continuing education
New Directors meet with CAE executive officers, including the President and CEO and Executive Vice President, Finance and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. New Directors of CAE receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.
The Governance Committee encourages CAE’s Directors to attend conferences, seminars or courses whether they be industry-specific to CAE or relevant to fulfill their role as a Director, the cost of which will be borne by CAE. Also, CAE’s Directors are invited to visit CAE’s sites, attend industry events and trade shows. In recognition of the rapidly changing technology and competitive environment and emerging markets in our business, the Board requires management to provide an in-depth review of the business segments in which we operate at regularly scheduled meetings, as well as our industry in general. The Board and its Committees are continually updated by management on developments related to corporate governance, Directors’ fiduciary duties, changes in law, industry news and other educational material.
Ethical business conduct
CAE has a written Code of Business Conduct that governs the conduct of CAE’s Directors, officers, employees, contractors and consultants. The Governance Committee is responsible for reviewing the design and ensuring compliance with CAE’s Code of Business Conduct. It also has oversight responsibilities with respect to the implementation of the Code throughout CAE, as well as the handling of issues raised thereunder and the annual attestation of compliance. The Code of Business Conduct is available on the Company’s website (www.cae.com). CAE uses Ethicspoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports the Board or its Committees may receive from management or the whistleblower service, the Governance Committee receives a quarterly and an annual report from the Ethics and Compliance Office on CAE’s management’s compliance with the Code of Business Conduct. Our objectives, management approach and highlights for our Ethics and Integrity pillar of our Corporate Social Responsibility (CSR) are outlined in our CSR report, which is available at www.cae.com/social-responsibility/.
Risk management oversight
Enterprise risk management is essential to CAE given the size, nature and complexity of its operations. CAE has implemented an Enterprise Risk Management Policy which sets out its framework and processes to ensure that risks are identified, measured, prioritized, managed, and reported proactively and in a manner that is consistent with the expectations of the Board and the interests of CAE’s internal and external stakeholders, including employees, shareholders, clients, and suppliers.
Pursuant to our policy:
•    the Board is accountable for the oversight of risk management of all material risk factors related to CAE’s business, including risks related to ethics and governance, strategy, legislation, finances and operations. This oversight requires the Board and management to establish risk management policies and practices and to ensure that these policies and practices remain adequate, prudent and comprehensive at all times, and validate them through procedures performed by our internal auditors, when they deem necessary. The Board is accountable for understanding CAE’s key enterprise risks. The Board and its Committees review the key enterprise risks to ensure the adequacy of the risk management process for identifying, assessing and managing such risks.
•    our business units, subsidiaries or joint ventures and functions exercise the daily management of their risks and controls, continuously review the evolution of the principal key and emerging risks facing our business, develop and deploy risk mitigation strategies that align with our strategic objectives and business processes and implement corrective actions to address any process and control deficiencies.
•    the Senior Vice President, Strategy and Investor Relations provides operational risk oversight in various risk management, compliance, and controllership functions and advises senior management accordingly.
•    the Audit Committee and senior management provide an appraisal of CAE’s risk management framework, control environment and internal control systems.

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At the annual strategy session, the Board evaluates CAE’s identified categories of risk. Further, management and the Board discuss the principal risks facing our business throughout the year, including quarterly and annually during the strategic planning and budgeting processes.
During FY2021, to monitor and update CAE’s response to the evolving COVID-19 pandemic and its impacts, the Board adapted its routine to reflect the new reality of extreme uncertainty and received frequent special updates from the President and CEO and other members of management to ensure that CAE successfully navigates through this global pandemic.
You can find a more comprehensive discussion of risk management in Section 10 – Business risk and uncertainty of our fourth quarter and year ended March 31, 2021 Management Discussion and Analysis, filed with the Canadian securities commissions and provided to the U.S. Securities and Exchange Commission under Form 6-K, and available on our website (www.cae.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).
Corporate social responsibility considerations
At CAE, corporate social responsibility (CSR) is integral to who we are as a company and how we make a difference in the world. CSR is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Annual Activity and CSR Report, including the underlying sustainability roadmap, objectives and performance data.
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of CSR.
Our four CSR pillars are:
•    People and Safety
•    Ethics and Integrity
•    Innovation and Customer Experience
•    Community and Environment
Our performance and achievements related to environmental, social and governance (ESG) factors are set out in our Annual Activity and Corporate Social Responsibility report. Our objectives, management approach and highlights for our four CSR pillars are also outlined in this report, which is available at www.cae.com/social-responsibility/.
Reporting standards
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries.
CAE abides by the principles of United Nations Global Compact as a signatory. We have begun to report on the United Nations’ Sustainable Development Goals (SDGs), by identifying five goals to which our corporate strategy and business model are most aligned and by mapping these goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress for the main areas of focus we have identified. Refer to p. 53 of our Annual Activity and Corporate Social Responsibility report for the reasons why CAE prioritizes and pursues the following five goals:
Goal 3 –     Good health and wellbeing
Goal 4 –     Quality education
Goal 5 –     Gender equality
Goal 8 –     Decent work and economic growth
Goal 13 –     Climate action
CAE’s commitment to the United Nations Global Compact, as well as its considerations of ESG factors are translated in its policies and codes, including the following policies available on CAE’s website:
•    Anti-Corruption Policy;
•    Code of Business Conduct;
•    Conflicts Mineral Policy;
•    Charitable Donations and Sponsorships Policy;
•    Diversity and Inclusion Policy;
•    Environment, Health and Safety Policy;

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•    Gifts, Entertainment and Business Courtesies Policy;
•    Human Rights Policy;
•    Lobbying and Political Contributions Policy; and
•    Internal Reporting and Whistleblowing Policy.
CAE also reports to the Carbon Disclosure Project and we provide Taskforce on Climate-related Financial Disclosures (TCFD) reporting in our Annual Activity and Corporate Social Responsibility report (see p. 132 and following).
For the first time in FY2021, we began reporting to the SASB standards for the Aerospace & Defence and Professional & Commercial Services industries described in our Annual Activity and Corporate Social Responsibility report (see p. 126 and following).
Governance and oversight
The Board has oversight and the Executive Management Committee (EMC) has responsibility for ESG issues. Such issues are reviewed by the Board, as needed, to allow for review and guidance on strategy and major plans of action, as well as monitoring of implementation and performance against any goals and targets. In addition, the Board has responsibility for reviewing and approving the Annual Activity and CSR report, including the underlying sustainability roadmap, objectives and performance data. From a management perspective, the EMC leads and oversees ESG issues. The EMC guides the various teams and ensures that the appropriate resources and targets are in place and executed.
Assessment of Directors by the GC
Refer to Section 5 – “Board Committee Reports”.
Compensation
Refer to Section 5 – “Board Committee Reports – The Human Resources Committee”, Section 6 – “Director Compensation” and Section 7 – “Executive Compensation – Setting Executive Compensation – Role of the HRC”.

CAE INC. | 2021 | Management Proxy Circular                                         33

Section 5
Board Committee Reports

The Governance Committee
Assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct, high standards of corporate governance, ethics, corporate social responsibility and human rights.
The members of the GC are all Independent Directors and the GC’s charter is available in the governance section of our website at CAE.com.
The GC held three meetings in FY2021; aggregate attendance: 100%.

The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of Margaret S. (Peg) Billson’s and Andrew J. Stevens’ credentials and past experience can be found in the subsequent Human Resource Committee report. Descriptions of Marianne Harrison, François Olivier and Michael E. Roach’s credentials and past experience can be found in the subsequent Audit Committee report.
Highlights for FY2021
•    To ensure stability during the current period of uncertainty as a result of the COVID-19 pandemic, the Committee recommended for approval by the Board an extension of Mr. Manley’s term for a one-year period through to August 2022, at which time Mr. MacGibbon would take over as Chair of the CAE Board.
•    The Committee further discussed succession planning and given anticipated director departures in August 2022 (Messrs. Manley and Fortier), decided it would be appropriate to recruit one or more additional directors in 2021. The GC considered several possible candidates identified by an external recruitment firm for nomination to the Board to maintain the required skills and diversity profile of the Board and considered and recommended the candidacy of Mary Lou Maher for nomination to the Board.
•    The GC reviewed and approved amendments to CAE’s Code of Business Conduct.
•    An Annual Board of Directors and Governance Committee Performance Review survey was carried out; the overall results continue to be positive and reinforce strong levels of support and engagement.
•    Considering the several measures implemented by CAE in FY2021 to protect its financial position and preserve liquidity in response to the impact of the COVID-19 pandemic, the changes in Board compensation which were to be implemented with effect as of January 1, 2020, were deferred to a later date. Following a review at the November 2020 GC meeting it was agreed to revalidate the peer group and work with the Board’s advisors to revisit the compensation recommendations. With the assistance of the Board’s compensation consultants, the GC recommended changes to Board compensation, effective January 1, 2021. It was decided to reinstate the cadence of reviewing director compensation every two years, by conducting the next review in February 2022 and implementing any changes in 2022.
Continuing Education
In addition to access through the Board’s website to an evergreen supply of current research and analysis, news reports and academic studies on best governance and compensation practices and other aspects of board and fiduciary responsibilities and use of research and educational tools, the following activities were conducted in FY2021 to ensure that all required educational resources are available to Directors to properly discharge their responsibilities:

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•    Quarterly updates from management on CAE’s compliance with such matters as anti-corruption, corporate policies and procedures, the use of foreign representatives, ethics in the workplace, export control laws and data protection and privacy; and
•    Numerous presentations on CAE’s markets, technology, industry developments and other educational material.
Other Board commitments and Interlocks Policy
The following policy applies to all Directors:
(a)    No more than two Directors should serve on the same outside public board or outside board committee, unless otherwise agreed by the Board.
(b)    Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.
(c)    Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment, should not serve on the boards of more than four public companies in addition to CAE’s Board.
(d)    The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.
(e)    Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chair of the Board.
Board evaluation process
The GC has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves and distributes a comprehensive questionnaire to each member of the Board regarding various aspects of Board and individual performance. The questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comment and suggestions. The Chair of the Governance Committee compiles responses to the questionnaire and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant committees. In addition to the foregoing, each Director individually meets with the Chair of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chair of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chair of the Board and the Chair of the Governance Committee then report back to the full Board.
Review of Board members’ compensation
Following the deferral of the changes in Board compensation, which were to be implemented with effect as of January 1, 2020, as part of the broader COVID-19 mitigation measures adopted by CAE, the GC revisited the Board compensation in FY2021.
With the assistance of the Board’s compensation consultants, Meridian Consulting Group, the GC reviewed the level of compensation of Directors using the CAE peer group.
Similar to CAE’s executive compensation philosophy, CAE Director compensation is targeted at the blended median of Canadian and U.S. peers (50% Canada / 50% U.S.).
With effect as of January 1, 2021, the following changes, which are reflective of the most recent compensation benchmarking study and market median, were recommended for approval by the Board:
•    Adjust the Board Chair and Board member annual fees to aim for a 60%/40% DSU/Cash weighting
•    Increase the Board Chair’s annual fee from $310,000 to $365,000, including $220,000 in DSUs and $145,000 in cash or DSUs
•    Increase the Board member’s annual fee from $167,000 to $198,000, including $123,000 in DSUs and $75,000 in cash or DSUs
•    Increase the Board committee member annual fee from $10,000 to $11,000

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Resolution of complaints under the Code of Business Conduct
The Governance Committee is kept apprised of every report filed with the independent third party responsible for receiving any complaints under CAE’s Code of Business Conduct, as well as of relevant complaints received by CAE senior management. The GC is regularly informed of the resolution of such complaints (as is the Chair of the Audit Committee where misconduct relating to financial accounting, books and record keeping, fraud or similar financial impropriety is alleged) and of the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.
Diversity initiatives
In May 2015, following the GC’s recommendation, the Board adopted the Diversity Policy. The Diversity Policy was amended in 2018 and again on May 22, 2020 in order to broaden its scope by expressly enumerating women, Aboriginal peoples, persons with disabilities and members of visible minorities, as defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”), among the diverse groups which are the focus of the Diversity Policy.
The Diversity Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles. The Diversity Policy also recognizes that diversity helps ensure that (a) Directors and executive officers provide the necessary range of perspectives, experiences and expertise required to achieve effective stewardship and management of CAE, and (b) a variety of differing perspectives are considered in addressing issues, while providing a greater likelihood that proposed solutions will be robust and comprehensive. CAE believes that diversity is an important attribute of a well-functioning Board and an effective team of executive officers.
The Diversity Policy provides that:
•    in identifying potential candidates to serve on the Board, the Governance Committee will (a) consider only candidates who are highly qualified based on their talents, experience, expertise, character and industry knowledge, (b) take into account criteria that promote diversity, including, but not limited to, gender, age, race, national or ethnic origin, sexual orientation and disability, (c) endeavour to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support CAE’s commitment to all aspects of diversity, consider the level of representation of women and other Designated Groups on the Board; and in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the Human Resources Committee and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives with the Company’s diversity objectives in mind, and (b) consider the level of representation of women and members of other Designated Groups in executive officer positions.
In order to ensure that the Diversity Policy is appropriately implemented and to measure its effectiveness, at least annually:
•    the Governance Committee will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and
•    the President and CEO will assess and report annually to the Human Resources Committee regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.
In May 2018, the Board, on the recommendation of the GC, updated the Diversity Policy, and adopted a target that women represent at least 30% of Directors by 2022.
In May 2020, the Board, on the recommendation of the Governance Committee, amended the Diversity Policy by adopting a target that women represent at least 30% of executive officers by 2022. The policy was also updated to reflect that the Board seeks gender parity, with the target for Director representation continuing to be at least 30% women and at least 30% men by 2022. Our targets align with CAE’s Diversity & Inclusion initiative to foster an inclusive, gender-diverse, bias-free environment and strengthen the representation and development of women in leadership positions. Furthermore, CAE received in 2021 the Silver-level of the Parity Certification by Women in Governance for its efforts in promoting gender parity in the workplace and was selected for 2021 Bloomberg Gender-Equality Index setting a new standard of transparency as a core part of a company’s commitment to gender equality.
The Company has not established formal targets regarding the number of visible minorities, persons with disabilities, or Aboriginal people on the Board nor on the executive team. However, the Company recognizes that diversity is an essential consideration in the selection process for any Board candidates and the succession plan is being monitored to take into account criteria that promote diversity, including, but not limited to, gender, age, race, national or ethnic origin, sexual orientation and disability and the fair representation of Designated Groups among this group. CAE’s Diversity and Inclusion commitments, human resources practices and processes and other diversity initiatives also constitute concrete steps in ensuring that CAE’s talent pool of senior executive officers and managers is properly developed and candidates from all Designated Groups, gender, age, race, national or ethnic origin, sexual orientation and disability are actively sought, beyond the gender diversity target.

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Directors

	Women		Men		Persons with disabilities, indigenous peoples and members of visible minorities
	Target	Time frame	Target	Time frame	Target	Time frame
Board of Directors	30%	By 2022	30%	By 2022	No target adopted	N/A

Executive Officers

	Women		Persons with disabilities, indigenous peoples and members of visible minorities
	Target	Time frame	Target	Time frame
Executive Team	30%	2022	No target adopted	N/A

Although CAE has not established formal targets regarding the number of visible minorities, persons with disabilities, or Aboriginal people, CAE accepted, during FY2021, the 50 – 30 Challenge, which is an initiative co-created by the Government of Canada, civil society and the private sector that aims to attain gender parity and significant representation (at least 30%) of under-represented groups, including racialized persons (including First Nations, Inuit and Métis), people living with disabilities (including invisible and episodic disabilities) and members of the LGBTQ2+ community, on boards and senior management positions in order to build a more diverse, inclusive, and vibrant economic future for Canadians.
Also, in signing the BlackNorth Initiative pledge, we proudly committed CAE to taking deliberate action to attract talent from the Black community, and to create a workplace where black employees have the support to grow, an organization that celebrates the vibrancy and richness that diversity brings, and most of all, a company where every member of our team can succeed and thrive — with no exception.
For more information on other Diversity and Inclusion initiatives, please refer to the Talent Management section under Highlights for FY2021 of the HRC of this Circular and our Annual Activity and Corporate Social Responsibility report available on our website.
As at June 18, 2021, three (3) out of eleven (11) Directors (i.e. 27%) and three (3) out of ten (10) members of our Executive Management Committee (i.e. 30%) were women. No (0%) Aboriginal peoples, persons with disabilities nor members of visible minorities were represented on the Board or the Executive Management Committee. One (1) out of eleven (11) Directors (9%) was a member of the LGBTQ2+ community. No members of the LGBTQ2+ community were represented on the Executive Management Committee. The foregoing disclosure about diversity is derived from information provided by the Directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CAE did not make any assumptions or otherwise assign data to that individual.

	Women		Persons with disabilities		Indigenous peoples		Members of visible minorities		Members of LGBTQ2+ community		Total Number	Number of individuals that are members of more than one group
	Number	%	Number	%	Number	%	Number	%	Number	%
Board of Directors	3	27	0	0	0	0	0	0	1	9	4	1
Executive Team	3	30	0	0	0	0	0	0	0	0	3	0

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The Audit Committee
Assists the Board in its oversight of the integrity of our consolidated financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.
Also see our Annual Information Form for the year ended March 31, 2021 (which you can access on our website at CAE.com, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.
All members of the Audit Committee are Independent Directors. Alan N. MacGibbon, Marianne Harrison and Mary Lou Maher have been determined by the Board to be the Audit Committee financial experts. In addition, the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The Charter of the Audit Committee is available in the governance section of our website at CAE.com. and in the Annual Information Form for the year ended March 31, 2021.
The Audit Committee held four meetings in FY2021; aggregate attendance: 100%. Mary Lou Maher joined the Audit Committee as of May 1, 2021.

The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Below are details of committee members’ career highlights that make them qualified and effective Audit Committee decision-makers:
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison currently serves as President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation, and is also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Alan N. MacGibbon brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a Chartered Professional Accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants.
Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk, KPMG Canada and Global Head of Inclusion and Diversity KPMG International, but also served in various executive and governance roles including Chief Financial Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.
François Olivier has significant experience in driving profitable business growth through M&A and in managing large-scale manufacturing operations, in particular as President and Chief Executive Officer of publicly traded company Transcontinental Inc. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

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Gen. David G. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during his 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world.
Michael E. Roach served as President and Chief Executive Officer of CGI Group Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.
Highlights for FY2021
•    The committee reviewed the internal audit plan and quarterly internal audit reports.
•    The committee reviewed the level and adequacy of disclosure as a result of the COVID-19 pandemic.
•    Throughout the past year, the committee reviewed, with and without management present, the results of PwC’s communications with CAE required by generally accepted auditing standards.
•    The committee reviewed in detail quarterly interim financial information and earnings press releases before their public release.
•    The committee also reviewed and recommended approval to the Board of the quarterly MD&A and the press releases for the quarterly results.
•    The committee reviewed the MD&A and audited consolidated financial statements of CAE prepared by management for the fiscal year ended March 31, 2020 with management and PwC, and thereafter recommended that they be approved and filed with the Autorité des marchés financiers and the SEC.
•    The committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.
•    The committee also reviewed export controls, fraud review processes, litigation, securities and exchanges compliance, information technology and cyber security risks, insurance coverage, capital structure, S&P rating and outlook, financing activities, including shelf prospectus, prospectus supplement and private placements, treasury, tax compliance and IFRS accounting standard changes.
•    The committee reviewed amendments to the Enterprise Risk Policy and the Hiring Policy Regarding External Auditors and recommended these modifications for approval by the Board.
•    The committee reviewed and approved revisions to the Audit Committee Charter and Work Plan Checklist and recommended these modifications for approval by the Board.

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The Human Resources Committee
Assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, health and safety and aviation safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.
All members of the HRC are Independent Directors. The charter of the HRC is available in the governance section of our website at CAE.com.
The HRC held five meetings in FY2021, aggregate attendance: 100%. Mary Lou Maher joined the HRC as of May 1, 2021.

The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We ensure that members of the HRC have the experience and knowledge to fulfill this role. Below are details of committee members’ career highlights that make them qualified and effective HR decision-makers:
•    The Honourable M. M. Fortier, Chair of the HRC, as past Chair of the Human Resources and Compensation Committee of Aimia Inc. and as past Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal for the Canadian Government, has extensive experience dealing with human resources and compensation matters in both corporate and government entities.
•    Margaret S. (Peg) Billson has extensive managerial experience within the aerospace sector. This managerial experience has provided her with significant insight into human resources and compensation issues encountered by companies conducting business within the aerospace sector.
•    Alan N. MacGibbon was Managing Partner and Chief Executive of Deloitte LLP Canada from 2004 to 2012, a professional services firm with over 8,500 partners and employees. Mr. MacGibbon served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited from 2004 to 2012 and as Global Managing Director, Quality, Strategy and Communications from June 2012 to December 2013. Mr. MacGibbon also serves as a director of TD Bank. In these roles, Mr. MacGibbon has dealt extensively with human resources and compensation issues.
•    Mary Lou Maher has extensive leadership experience as an executive in Risk, Human Resources and Finance. During her long career at KPMG, she served various executive and governance roles dealing with compensation, benefit programs, succession plans and diversity and inclusion, including as Global Head of Inclusion and Diversity for KPMG International, member of the Global Senior People Management team, Chief Inclusion and Diversity Officer, Chief Financial Officer and Chief Human Resources Officer.
•    Andrew J. Stevens, as past CEO of a public company and a board member of Canadian and international companies, has extensive experience in compensation matters at both the executive and employee levels in a corporate environment.
As past CEOs and/or government leaders/managing directors, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.
Highlights for FY2021
Talent management
In FY2021, despite the challenges related to the pandemic, CAE continued to invest in Talent Management and ongoing execution of its leadership initiatives throughout the Company. The Company maintained its focus on the identification and development of current and future women leaders across CAE with the graduation of the inaugural cohort of the Dare development program. Dare is a global development curriculum for 30 women leaders and individual contributors, designed to enhance their leadership skillsets. The intention of the program is to support the development of the participants and to create the awareness, tools and infrastructure to support the Company’s goals to increase the level of women representation in leadership positions.

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CAE continues to make headway in respect of its Diversity and Inclusion (D&I) initiative. Related to the D&I efforts, two additional Employee Resource Groups (ERG) were launched this year (Veteran and Ethnicity) to the already existing three global ERGs: Women in Aviation, Parents of children with Special needs and LGTBQ2+ to focus on the needs of these employees. Unconscious Bias Training was rolled out to help leaders and employees be aware of their bias in the workplace and how these unconscious biases can impact their day-to-day behaviors with their teams. The Company takes the view that diversity and inclusivity needs to be part of the way leaders and employees behave daily and so strive to embed bias awareness in key processes. Leaders were trained to act as bias interrupters when they see and hear biases showing up in Talent and Leadership reviews and succession planning exercise. The Company was recognized for its efforts in D&I receiving the Silver level of the Parity Certification by Women in Governance, was selected for the Bloomberg Gender-Equality Index for a third consecutive year and was included as part of the Globe & Mail’s Women Lead Here honourees.
Through its commitment to leadership development, the Company continued to move and develop some of its key talents into development roles within various business units and regions, serving to develop these individuals and further strengthen leadership in identified areas. In support of this effort, we are continuing to develop leaders to become future Training center leaders via the Leap development initiative. The Leap program is designed to ensure we build our pipeline of leaders available to support our growth in training services. The program is global and the first cohort of 11 participants launched last year and we launched our second cohort with five additional participants in the Fall of 2020.
In FY2021, investments in digitalizing the talent and leadership reviews continue to be made along with investment in a new platform to support effective performance management. The Company will continue to develop high potential individuals using systematic psychometric assessment to provide focused development plans. These actions will support the HRC’s oversight of the Company’s efforts to ensure the effective development of CAE’s future senior leaders so that a sufficient leadership and talent pipeline is in place to meet the Company’s growth ambitions.
Executive compensation
The HRC also conducted a compensation risk assessment with the assistance of its independent compensation consultant to identify potential risks associated with CAE’s compensation programs, practices and policies. The assessment concluded that the risks are reasonably unlikely to have a material adverse effect on the Company.
Health and safety
CAE is committed to ensuring the safety and well-being of our employees, our customers, our contractors and the community in which we operate. Environment, Health & Safety (EH&S) matters are positioned as integral to CAE’s business results and directly linked to the success of the Company. The EH&S priorities are driven by the safety risk profile of the Company and evolve from year to year accordingly, to ensure the most critical risks are addressed.
The Company’s EH&S policy also places a strong emphasis on being proactive, and on leader engagement and accountability, as do the three pillars of the EH&S strategy: risk management, learning and communication in addition to leadership and culture.
Our FY2021 safety performance showed a 36% improvement mainly influenced by less presence at CAE sites and a lower volume of work, with an Injury Frequency rate (IFR) of 0.33 compared to an IFR of 0.52 in FY2020.
The global portrait of work-related injuries across our locations remains the same as FY2020 and consists of three main types: slips/trips and falls; hand injuries; and ergonomic-related injuries. All incidents reported to CAE are classified according to our Global Environmental Health & Safety event notification and management program to ensure standardization throughout regions and businesses.
Among all incidents reported, a number have the potential to result in serious injury and are identified as significant events. In FY2021, we attached great importance to these incidents by improving our investigation process, establishing corrective actions applicable to all sites (learning from events – LFE) and ensuring the completion of actions. We intend to learn from such incidents to prevent them from reoccurring. In FY2021, four significant events were reported, compared to 10 in FY2020.
Hazardous situations (observations) and near miss reporting are strong leading indicators of our EH&S culture. In FY2021, supported by our data management software solution launched in FY2019, we introduced new reporting tools and reinforced awareness through communication and training. This led to a more than 50% increase in observations and near miss reporting in FY2021 compared to FY2020. Globally, 330 hazardous situations and near misses were reported in FY2021.

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FY2021 was also impacted by COVID-19. CAE developed solid protocols that were put in place globally, designed to minimize the risks of COVID-19 to our employees, visitors, customers and contractors. As part of CAE’s extensive protocols, an Emergency Response Plan is in place to rapidly respond to confirmed cases of COVID-19. The Emergency Response Plan triggers actions to prevent the risk of transmission within our facilities. The protocol is immediately triggered upon notification, and contact tracing is conducted to identify any close contacts to the confirmed case. The affected employees receive all necessary information in accordance with local public health guidelines and anyone identified as close contacts are quarantined and monitored during the period. We also communicate to all employees at the facility, to ensure the safety of the entire affected community. In addition, CAE set up a COVID-19 Crisis Committee early in the pandemic to monitor and manage CAE’s response across its global sites. The committee has provided regular updates on CAE’s activities during COVID-19 through various media, including weekly employee newsletters, emails and through a CAE coronavirus website set up early in the crisis that included FAQs addressing various areas of concern, protocols for sites, posters and visuals, and communication templates. Regular live, virtual updates with the CEO were held with all employees to address concerns and provide information. In addition, each site had to implement personal equipment, physical barriers to ensure physical distancing, disinfection and good hygiene practices.
Wellbeing
While some employees who could not conduct their work remotely continued to work on site, a large number of employees worldwide began teleworking in March 2020. As telework became a new habit, we surveyed employees to understand the impact telework had on their lives and realized that there were considerable benefits for a majority of employees, such as more flexibility and improved work/life balance. In light of the pulse we got from employees, we introduced CAEcontinuum to sustain the advantages of working from home over the long run, well beyond the pandemic. Through this flexible work program, we implemented a globally standard approach to ensure at least 25% of CAE’s workforce would work remotely on any given day in the post-COVID world. Remote connectivity meant not only ensuring cybersecurity and other data protection protocols were in place, but also helping employees maintain interpersonal connectivity with colleagues through face-to-face collaborations and day-to-day coordination on a virtual collaboration platform.
Another key component of CAEcontinuum considered factors such as ergonomy, proper lighting and ensuring our employees were adequately equipped with the necessary technologies. To accommodate these needs, CAE provided an expanded one-time expense reimbursement list for such items.
Regular and frequent communication with employees across CAE was maintained at all levels of leadership to keep our global employee base informed as regulations, and therefore CAE’s safety protocols evolved. These communications were also crucial to address our employees’ immediate questions and to connect with them as new concerns emerged in changing circumstances.
Over FY2021, we increased the frequency of our popular All Employee Information Sessions, a virtual town hall led by President and CEO Marc Parent. Prior to each session, employees received a confidential, one-question survey to let us know what topics they would like Marc to cover in more detail or if they had a specific question for him.
Also, our COVID-19 Crisis Management Committee organized multiple wellness initiatives and campaigns, which were not only fun, but also let employees know about the many support resources available to them – from colleagues to their managers to wellness programs. Frequent internal pulse surveys provided essential information that guided our efforts and focus on employee wellness.
Aviation Safety Programs
At CAE, we are committed to advancing the highest standards of aviation safety, from the ground up into the skies. Keeping everyone safe is our priority. CAE has made improvements to aviation safety an ongoing priority, with the reduction in the number of accidents a primary focus. Apart from actions being taken following each incident, we monitor leading indicators of safety performance to proactively address adverse trends. Civil Aviation line operation statistics were reintegrated into the Safety Management System, unifying our approach and data insights. We have also expanded reporting beyond just flight safety related incidents/accidents and have transitioned to an organizational risk-based system that considers both actual and potential outcomes to quantify risk. Quality Assurance and Compliance have also been added into what is now a truly integrated safety system and this has resulted in a more targeted methodology in identifying and managing risk. Reporting on risks rather than incidents alone allows us to move toward identifying future threats and hazards and implementing proactive corrective actions prior to the occurrence of incidents. Voluntary aviation safety reports have also increased by 6% over the last year, driven by our continued focus on our Aviation Safety “Just Culture”.

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Major activities and topics covered by the HRC are detailed on a by-meeting basis in the calendar below:

Regular Meetings	Agenda
May 2020
Review of:
•    Environment, Health and Safety
•    Proxy circular
•    Annual HRC self-evaluation
•    Executive compensation risk assessment
Approval of:
•    STIP, LTIP and Merit awards for the President and CEO’s direct reports
•    Payouts under FY2020 STIP and Performance Share Unit grant awarded in FY2018
•    President and CEO FY2020 Performance vs Objectives
•    President and CEO objectives for FY2021

August 2020
Review of:
•    FY2021 Talent and Leadership Review
•    Diversity Program
•    Retirement and savings plans
•    Proxy advisory reports
•    Environment, Health and Safety
•    STIP and LTIP Design Review
•    Change of Control update
Approval of:
•    FY2021 proposed STIP and LTIP design

November 2020
Review of:
•    Talent and Leadership Review discussion
•    Environment, Health and Safety
•    Aviation Safety Program Review
•    STIP update
•    Review FY2022 STIP and LTIP design
•    Stock Options – Potential Taxation Changes
•    Labor relations update
•    Executive Compensation Benchmarking
•    Executive Share ownership guidelines status
•    Independence letter from the Board’s compensation consultant

February 2021
Review of:
•    Environment, Health and Safety
•    STIP update
•    FY2022 STIP and LTIP design
•    Review of Comparator Group
•    Glass Lewis and ISS updates and trends and FY2021 proxy preparation
•    Review of HRC mandate and workplan
Approval of:
•    FY2022 proposed STIP and LTIP design

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Section 6
Director Compensation

This section provides information pertaining to the compensation, Share ownership and Share ownership requirements of our non-employee Directors.
Our compensation program for non-employee Directors has the following objectives:
•    Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and
•    Align the interests of Directors with those of our Shareholders.
The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.
The Governance Committee reviews every second year the compensation of non-employee Directors every second year and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with Directors’ compensation trends. Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.
As planned, the Governance Committee reviewed during FY2020 the level of compensation of Directors and recommended changes for approval by the Board, which were to be implemented with effect as of January 1, 2020. However, during FY2021, considering the multiple measures implemented by CAE to protect its financial position and preserve liquidity in response to the impact of the COVID-19 pandemic, the Board decided to defer the changes in Board compensation approved in FY2020 to a later date. With the assistance of the Board’s compensation consultants, the Governance Committee revisited the level of compensation of Directors again during FY2021 and recommended changes for approval by the Board, with effect as of January 1, 2021.
Effective January 1, 2021, Directors’ all-inclusive fees were set as follows:

Position	Annual Fee	Form of Payment
Board Chair	$365,000	• $220,000 in DSUs • $145,000 in cash or DSUs at Director’s election
Board Member	$198,000	• $123,000 in DSUs • $75,000 in cash or DSUs at Director’s election
Board Committee Chair[1]	$25,000	• Cash or DSUs at Director’s election
Board Committee Member	$11,000	• Cash or DSUs at Director’s election

1    The Governance Committee chair compensation is of $20,000. Committee Chairs do not receive additional compensation for Committee membership.
The Board believes the all-inclusive annual flat fee (in lieu of retainers and attendance fees) compensate Directors fairly and equitably for the risks, time commitment and responsibilities involved in being effective Directors.
Director compensation benchmarking and comparator group
To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark NEOs’ compensation. This comparator group comprises Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, revenue and market capitalization.
•    Same comparator group as for NEOs.
•    Director comparator group last reviewed and adjusted in FY2021.
•    Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks related to being effective Directors.
The comparator group was reviewed in FY2021 as adjustments were made to account for merger and acquisition activities and to ensure it continues to reflect CAE’s employment market and financial results. Refer to Section 7 – “Executive Compensation” of this Circular for the companies included in CAE’s latest Comparator Group and detailed selection criteria.
Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)

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A DSU is equal in value to one Common Share of CAE and accrues additional units in an amount equal to each dividend paid on Common Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE. Payment in cash is then made based on the market value of the equivalent number of Common Shares, net of tax and any other applicable withholdings.
Minimum shareholding requirements

Directors are required to own the equivalent of three times the annual Board annual fee in the form of Common Shares and/or DSUs. The required holding must be acquired over a five-year period from the initial date of election of the director to the Board.
A non-employee Director is not, once the minimum Common Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.

•    Minimum shareholding requirements align Directors’ and Shareholders’ interests.
•    Equal to three times the annual Board fee.
•    The required holding must be acquired over a five-year period from the initial date of election of the director to the Board.

Risk mitigation
As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.
CAE maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group.
Anti-Hedging Policy
The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.
Directors’ compensation table
The following table summarizes compensation earned by non-employee Directors of CAE during FY2021:

Name	Total Fees Earned ($)	Paid in Cash ($)	Paid in DSUs ($)[1]
Margaret S. (Peg) Billson	205,000	–	205,000
Hon. Michael M. Fortier	199,750	–	199,750
Marianne Harrison	200,927	–	200,927
Alan N. MacGibbon	200,694	–	200,694
Hon. John P. Manley	323,750	–	323,750
François Olivier	195,250	–	195,250
Gen. David G. Perkins, USA (Ret.)[2]	170,250	–	170,250
Michael E. Roach	195,250	–	195,250
Andrew J. Stevens	195,250	–	195,250

1    Represents the value of DSUs determined based on the grant date fair value of the award in accordance with accounting standards. The value of each unit is set to CAE’s closing Share price on the date of grant.
2    Gen. David G. Perkins, USA (Ret.) joined the Board on May 1, 2020.

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Directors’ share-based awards
The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2021, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2021. The non-employee Directors are not eligible to receive stock options or other option-based awards.

	Share-based Awards
Name	Number of DSUs at the Beginning of FY2021 (#)	Number of DSUs Vested During the Year[1] (#)	Value Vested During the Year[2] ($)	Number of DSUs at the End of FY2021 (#)	Market Value of DSUs not Paid Out or Distributed[3] ($)
Margaret S. (Peg) Billson	36,976	7,743	205,000	44,719	1,601,382
Hon. Michael M. Fortier	74,335	7,545	199,750	81,880	2,932,109
Marianne Harrison	4,418	7,506	200,927	11,924	427,004
Alan N. MacGibbon	42,461	7,624	200,694	50,085	1,793,550
Hon. John P. Manley	130,932	12,215	323,750	143,147	5,126,108
François Olivier	21,784	7,368	195,250	29,152	1,043,927
Michael E. Roach	16,217	7,367	195,250	23,584	844,550
Gen. David G. Perkins, USA (Ret.)[4]	–	6,317	170,250	6,317	226,200
Andrew J. Stevens	68,863	7,368	195,250	76,231	2,729,835

1    Represents the number of DSUs each non-employee Director earned during FY2021, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, rounded to the nearest whole number. The DSUs vest immediately but are redeemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan.
2    The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, by the closing prices of the Common Shares on the TSX on the respective dates of each grant. The DSUs are granted at the end of each quarter.
3    The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, as at March 31, 2021 by the closing price of the Common Shares on the TSX on March 31, 2021, which was $35.81. Numbers containing fractions have been rounded up for calculation purposes.
4    Gen. David G. Perkins, USA (Ret.) joined the Board on May 1, 2020.

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Section 7
Executive Compensation

Compensation Discussion and Analysis

This section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers in FY2021. For FY2021, our NEOs were:
•    Marc Parent, President and Chief Executive Officer
•    Sonya Branco, Executive Vice President, Finance and Chief Financial Officer
•    Nick Leontidis, Group President, Civil Aviation Training Solutions
•    Daniel Gelston, Group President, Defence and Security
•    Heidi Wood, President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives
FY2021 CAE Performance Highlights
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel all of which are critical to CAE’s business. In FY2021, CAE demonstrated mettle and resiliency during the fiscal year by successfully confronting the challenges of COVID-19, and at the same time, seizing on opportunities to fundamentally strengthen the Company for the future.
In FY2021, despite the magnitude of COVID-19 impacts, CAE rebounded to quarterly profitability and positive free cash flow1 in the second quarter. Our recovery momentum continued throughout the year, with a $0.47 adjusted EPS1 for the year and a strong annual free cash flow1 of $347 million, serving as a testament to CAE’s resiliency.
CAE entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We are a highly agile organization and we have taken decisive yet flexible actions to help protect our people and operations over the short-term. Our world class operational and functional processes, best-in-class global supply chain, broad global footprint and short prototype-to-production cycle time underscore our unique capabilities, giving the necessary agility to resume long-term growth when global air travel fully recovers.
In FY2021, our strategy for capital and other resource allocation decisions was guided by five overarching strategic imperatives for superior and sustainable growth:
•    Accelerate Technological Transformation
•    Grow Share and Expand Headroom
•    Adapt Business to Post-COVID Era
•    Attract and Develop Talent
•    Bolster Social Impact

1    Non-GAAP and other financial measures (see Appendix D).

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The following charts outlines CAE’s strategic priorities and highlights FY2021 achievements and financial results.

Strategic Priority	CAE’s Key Achievements
Accelerate Technological Transformation
•    Built an extensive portfolio of technology and industrial enablers. They offer us new ways of expanding our existing markets and opening-up new ones by leading at the frontier of digital immersion.
•    Established CAE’s position in the emerging Advanced Air Mobility market.
•    Elevated CAE’s customer journey by embedding digital capabilities across the customer experience (including scheduling tools, CAE Rise™ and a pilot debrief tool).
•    Strengthened our competitive position by developing a pilot community platform – AirsideTM.
•    Started leveraging Artificial Intelligence in Civil to develop the best pilots and enhance operational excellence.

Grow Share and Expand Headroom
•    Strong financial position maintained with a net debt-to-capital ratio of 30.7% as at March 31, 2021. Returned to quarterly profitability and positive free cash flow[1] as quickly as Q2 FY2021 through our actions and the resiliency of our business.
•    Bolstered our financial position – secured more than $1.5B in equity capital raised with public and private investors.
•    Cultivated several new and expanded shareholders with a growing base in the US (non-Canadian representing over 55% of CAE’s top shareholder register – an increase of 10% since May 2020). Capitalized on market disruption to successfully execute four acquisitions that align with our Civil strategic priorities.
•    Seized on a generational opportunity to transform Defence with the US$1.05B acquisition of L3Harris Technologies’ Military Training business.
•    Established a joint venture with Leonardo to support the operations of the International Flight Training School in Italy.
•    Delivered a more standardized best-in-class customer experience across segments.
•    Maintained strong customer satisfaction across all business units.[2]

Adapt Business to Post-COVID Era
•    Adapted rapidly and effectively to how COVID-19 changed the landscape globally.
•    Stabilized our core while protecting the Company, employees and customers.
•    Mitigated operational disruptions with best-in-class COVID crisis management and reinvented customer support with remote solutions.
•    Launched a large-scale restructuring program that enables us to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected level of demand with enduring structural efficiencies.
•    Adjusted Civil training network and global operations in lockstep with customer demand.
•    Demonstrated our ability to strategically position the Company to emerge stronger from the pandemic.
•    Continued increasing market share organically with additional deployments of full flight simulators despite COVID-19 restrictions and challenges.

2 Non-GAAP and other financial measures (see Appendix D).

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Attract and Develop Talent
•    Expanded our global Diversity & Inclusion program with new Employee Resource Groups and reinforced corporate objectives.
•    Developed and deployed a best-in-class remote work program for our 10,000 employees around the world to support our culture evolution towards a growing adoption of innovation, provided support and guidance to employees and leaders, improving work-life balance and securing employees’ well-being.
•    Retained key individuals responsible for driving disproportionate value and 98% of high potentials and leaders identified in key areas.
•    Further strengthened our Digital Transformation team, attracting key talent with new skill sets to help support our customer journey and create new growth avenues.
•    Strengthened talent with new leadership in Defence, Healthcare and business development and growth initiatives, in addition to bolstering key roles across the organization.
•    Continued advancing our employee wellness efforts adapted to a new all-remote environment focused on mental health and wellbeing initiatives.
•    Improved employee engagement through intense focus on health and safety and wellness, our increased transparency and frequency of employee town halls and interactions, our employees’ pride in CAE’s mission and a shared belief in our growth potential.

Bolster Social Impact
•    Stepped up in the humanitarian fight against COVID-19 with CAE Air1, the CAE Injection mobile app and manufacturing PYURE air sanitizers – showcasing some of our best capabilities.
•    Achieved our commitment of becoming carbon neutral – First Canadian carbon neutral Aerospace company.
•    Formed strategic alliances with aviation industry regulators to advance training standards.
•    Demonstrated CAE’s strong social and market impact that is being recognized more than ever during the pandemic.

1    Non-GAAP and other financial measures (see Appendix D).

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Compensation Objectives
Much of CAE’s success in developing and growing its worldwide business is attributable to having highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated business results and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the Shareholders. In addition, executives receive perquisites and participate in pension and benefits programs.
The objectives of the CAE executive compensation programs are to:

• Attract, retain, and motivate qualified executives
• Align executives and Shareholders’ interests with the creation of incremental value
• Foster teamwork and entrepreneurial spirit
• Establish an explicit and visible link between all elements of compensation and corporate and individual performance
• Integrate compensation with the development and successful execution of strategic and operational plans

Setting Executive Compensation
Compensation principles
CAE’s compensation policies and practices are structured in a balanced way, such that they do not create risks that could have a material adverse effect on the Company.
The emphasis of CAE’s executive compensation programs is on variable and long-term compensation that ties interests of our executives with those of our Shareholders.

The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent and directly linked to financial and operational performance metrics, as well as CAE’s Share price performance.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility.
Long-term focus	For our most senior executives, long-term stock-based compensation opportunities outweigh short-term cash-based opportunities.
Shareholder alignment	The financial interests of executives are aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholder value growth.
Competitiveness	Total compensation is competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by targeting compensation at the median of our comparator group but allowing for above the median compensation when performance so warrants.
Responsibility	Compensation takes into account each executive’s responsibility to always act in accordance with our values as well as our ethical, environmental and health and safety objectives, outlined in our Code of Business Conduct. Commitment to ethical and corporate responsibilities fundamentally underlies all aspects of our behavior and compensation plans, from setting targets to conducting regular performance assessments and succession planning. Financial and operational performance must not compromise these values.

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Role of the HRC in setting executive compensation
The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC with regards to the review, approval, and administration of CAE’s compensation programs. The main components of the HRC’s mandate with respect to compensation are:
•    Review and approve the design of executive compensation and benefits programs;
•    Review and consider the input of independent external consultants;
•    Review and approve the composition of CAE’s comparator group;
•    As appropriate, meet with Shareholders to discuss executive compensation and benefits;
•    Report to the Board on how changes to compensation and benefits plans impact CAE’s financial performance and obligations;
•    Recommend to the Board the President and CEO’s compensation;
•    Review and approve on behalf of the Board the President and CEO’s recommendations for annual compensation of his direct reports;
•    Review and approve changes to pension plans, including investment strategies; and
•    Prepare the Compensation Discussion & Analysis section of the Circular and other disclosure documents.
Role of compensation consultants
The HRC retains experts in the field of compensation to assist in preparing and reviewing materials related to executive compensation and to also advise, where appropriate, on the design of compensation programs. Hugessen Consulting (“Hugessen”) has acted as the HRC’s independent compensation consulting firm since 2008. In keeping with good governance, the HRC instituted a process with several firms (including Hugessen) to discuss its compensation consulting needs. As a result, Meridian Consulting Group (“Meridian”) was appointed as the HRC’s independent compensation consulting firm as of October 14, 2020.
The HRC’s consulting firms’ mandate over the year was to review materials presented to the HRC and prepare materials at the request of the Committee Chair. Furthermore, they advised on the design of the Company’s executive compensation programs. No CAE Director or officer has any affiliation with Hugessen or Meridian.
Since 2003, CAE’s management has also used the services of PCI – Perrault Consulting Inc. (“PCI – Perrault”) to assist CAE in the bi-annual assessment of its executive compensation programs, mainly the review and update of CAE’s comparator group, the benchmarking of its executive and Board of Directors compensation, as well as drafting the Circular.
While the HRC and the Board receive input from others, they are responsible for the design, application and oversight of CAE’s executive compensation programs.
The following table shows the fees related to executive compensation work paid by CAE to Hugessen, Meridian and PCI-Perrault in FY2020 and FY2021.

	Hugessen		Meridian		PCI – Perrault
	FY2021	FY2020	FY2021	FY2020	FY2021	FY2020
Executive Compensation	$158,209	$189,144	$30,105	–	$53,152	$72,882
All Other Fees	–	–	–	$16,257[1]
Total	$158,209	$189,144	$30,105	$16,257[1]	$53,152	$72,882

1    Fees for services rendered to CAE management prior to being appointed as the HRC independent compensation consulting advisors.

Comparator Group
CAE’s comparator group for executive compensation purposes is reviewed periodically with the latest reviews completed in FY2020 and FY2021.
The comparator group includes companies that operate in at least one of CAE’s market segments, have a similar financial and operational footprint, or with which CAE competes for talent.

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Furthermore, CAE executive compensation is benchmarked periodically with the assistance of compensation consultants PCI – Perrault, who prepare an analysis of CAE’s compensation against compensation practices within the comparator group. A complete executive compensation benchmarking review was planned to be performed in FY2020, but this review along with the changes to compensation were deferred as part of the broader COVID-19 mitigation measures adopted by CAE. It was agreed to work with the Board’s advisors again in FY2022 to revisit the compensation recommendations. Therefore, the most recent complete executive compensation benchmarking was conducted in FY2018 and the next executive compensation benchmarking will be conducted in FY2022.
CAE’s comparator group comprises a broad mixture of relevant Canadian and US companies. CAE’s business units compete within several market segments and not all CAE competitors are present in all the segments or provide segment-specific compensation disclosure relevant to CAE. The table below indicates the main services for which the comparator group companies were chosen.
The following criteria are also considered when selecting comparator group companies:
•    Head office location
•    Company financials (revenue and market capitalization)
•    Companies with business operations outside of Canada, reflecting the fact that approximately 90% of CAE’s revenues are generated outside of Canada
•    Companies that compete with CAE for talent (in and outside of Canada) reflecting CAE’s multinational reality. In FY2021 two out of three of the President and CEO’s direct reports leading a business unit were based outside of Canada
•    Companies with similar business profiles, specifically:
o    Size
o    Business mix/industry similarity
o    Scale of operations outside home country
o    Talent requirements/primary competitors for talent
During FY2021, with the assistance of PCI-Perreault, the CAE comparator group was reviewed to ensure all companies still meet the criteria outlined on the previous page. As a result of this review, no changes were made to the FY2020 comparator group. Thus, the following is the list of comparator companies adopted by the HRC for FY2021:

	Aerospace	Med. Devices	Indus. Controls	IT/Software	Training/Simul.	Constr./Engin.	Other Services
Canadian Group
Air Canada	•
BRP Inc.							•
Linamar Corp.							•
Gildan Activewear							•
Open Text				•
NFI Group							•
ShawCor Ltd				•			•
SNC-Lavalin Group Inc.						•
Stantec Inc.						•	•
WSP Global						•
US Group
AAR Corp.	•
AMETEK Inc.	•	•	•			•
Autodesk Inc.				•
Cadence Design Systems				•		•
Crane Co.	•		•	•			•
Cubic Corp.	•			•	•
Curtiss-Wright Corp	•		•
Gartner Inc.				•
Hexcel Corporation	•		•			•
Moog Inc.	•	•	•
Spirit Aerosystems Holding	•
Synopsys Inc.				•
Teledyne Technologies	•	•		•
TransDigm Group	•
Triumph Group	•					•
Varian Medical Systems		•
Woodward Inc.	•		•

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CAE utilizes the compensation data from each of the Canadian and the U.S. group of comparator companies for benchmarking purposes. The Canadian and U.S. companies are weighted in aggregate equally and the compensation value between the two comparator groups is compared at par.
Comparator group financials

	Canadian Comparator Group		US Comparator Group		Combined Comparator Group
	Revenue[1] (M)	Market Cap[1] (M)	Revenue[1] (M)	Market Cap[1] (M)	Revenue[1] (M)	Market Cap[1] (M)
P25	$2,536	$4,169	$2,542	$4,070	$2,477	$4,041
Median	$3,046	$6,127	$3,012	$6,391	$3,034	$6,213
P75	$4,610	$13,423	$3,790	$15,680	$4,022	$14,442
CAE	$2,982	$10,505	$2,982	$10,505	$2,982	$10,505
CAE Position	P45	P73	P56	P56	P50	P61

1    Based on the most recent annual reports

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Compensation Policy and Objectives
CAE’s executive compensation program consists of five main elements: base salary, short-term incentive, long-term incentives (Restricted Share Units, Performance Share Units and stock options), pension, and perquisites and benefits. The table below illustrates CAE’s compensation policy. Total target compensation is positioned at the median of the comparator group and is designed to result in above median compensation when performance so warrants.
Compensation Policy Summary

	Form	Plan Highlights	Plan Objectives	Policy
Base Salary	• Cash	• Fixed rate of pay • Annual review
•    Provide a base of regular income to attract and retain qualified leaders
•    Recognize scope and responsibilities of the position as well as the experience of the individual
•    Reward individual performance
• Set at the 50th percentile of the comparator group
Short-term Incentive (STIP)	• Cash
•    Annual award based on corporate and where appropriate, business unit metrics (75%) and personal objectives (KPIs) (25%) for the President and CEO and his direct reports
•    Executives can elect to receive a portion of or their entire STIP payment in the form of Executive Deferred Share Units
•    For other eligible employees, annual award based on corporate and business unit metrics multiplied by an individual performance multiplier

•    Reward the achievement of the Company’s financial and operational objectives
•    Reward the achievement of personal objectives aligned with an individual’s area of responsibility and role in realizing operational results
•    Drive superior individual and corporate performance
• Set at the 50th percentile of the comparator group but may result in paying above the median for superior performance
Long-term Incentive (LTIP)	• Performance Share Units (50% weight), Stock options (30% weight), Restricted Share Units (20% weight)[1]	• LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on achievement of longer-term financial objectives
•    Align management’s interests with Shareholder value growth
•    Reward the achievement of sustained market performance
•    Recognize future individual contribution and potential in the success of CAE.
•    Attract and retain key talent
• Set at the 50th percentile of the comparator group but may result in paying above the median for superior performance
Pension	• Monthly pension in cash at retirement
•    Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), multiplied by pensionable service
•    Supplementary Plan offered to the NEOs for pension rights exceeding limits for basic registered plans
			• Support retention of key executives	• Set consistent with historical approach
Perquisites and Other Benefits	• Employee Stock Purchase Plan (“ESPP”) • Perquisites
•    ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary
•    Perquisites: cash allowance to cover certain expenses, such as car, club membership and health spending account
			• Provide executives with a Share ownership building vehicle	• Set to be market competitive

1    Exceptionally for FY2021 grants, LTIP allocation was weighted 60% stock options, 20% PSUs, and 20% RSUs. Further details are outlined under Section 7 – “Modifications to Compensation Programs in Response to the COVID-19 Pandemic”.

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The following illustrates the relative weight of each compensation policy element, at target:
Base salaries
The base salaries of CAE’s executives are positioned at the median of the comparator group. While an executive’s salary is generally targeted at a specific range around the market median, such salary may vary depending on the individual’s performance and level of experience.
Base salaries are set to recognize the position’s scope and responsibilities, and individual experience and performance.
Base salaries are reviewed by the HRC annually, considering individual achievements, general performance, benchmark information and market conditions.
Annual short-term incentive program (STIP)
The STIP provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements (KPIs for the President and CEO and his direct reports).
The annual short-term incentive plan motivates the achievement of specific annual financial and operational results.
Financial targets and KPIs are established by the Board of Directors for the President and CEO at the beginning of each fiscal year; the same financial targets apply for the STIP globally.
For all NEOs except the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the STIP company multiplier component is based on CAE’s consolidated performance to reinforce collaboration across all regions and business units. In FY2021, for the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the Company multiplier weighting between CAE consolidated and Healthcare performance was changed from 37.5% and 37.5% to 50% and 25%, respectively, recognizing the added scope to the role and its expected contribution to both CAE and Healthcare. The focus on business results remains important and is reflected through the individual STIP multiplier for the business unit Group Presidents. Exceptionally for FY2021, the STIP design was modified to reflect the unique circumstances of COVID-19. The following qualitative metrics (weighted at 25%) were added to ensure CAE adequately addressed the urgent needs arising out of the crisis. The following quantitative metrics (weighted at 75%) also formed part of the STIP.

Financial Metrics (75%)	Qualitative Metrics (25%)
• Adjusted Earnings per Share (“adjusted EPS”)[1] • Order Intake[1] • Free Cash Flow[1] • Customer Satisfaction	• Cash flow management • Revenue • Employee Engagement / Retention • Business Continuity Plan

1    Non-GAAP and other financial measures (see Appendix D).
The respective weighting of each individual metric is as follows:

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Why adjusted EPS3?
Intended to keep management focused on Earnings per Share achievement.
Why Order Intake1?
Demonstrates the level of growth in sales for the Company’s products and services, thus is a representation of future operational growth.
Why Free Cash Flow1?
A measure that ensures a focused effort to effectively manage our cash throughout the year and is a strong indicator of the financial health of the business.
Why Customer Satisfaction?
Supports CAE’s “Training Partner of Choice” value proposition, which is critical in ensuring sustained and continued business with CAE’s clients, thus further strengthening the Company’s market leader position for the future.
Short-term objectives for the President and CEO and his direct reports are set for the reporting business units as well as the corporate functions. These relate to, among others, quality measures, customer experience, operational efficiency, technology enhancements, risk management, and leadership development and employee engagement.
Short-term incentives are paid as cash bonuses based on a percentage of salary that varies depending on the level of responsibility. Actual STIP awards can range from zero to two times target levels depending upon the achievement of the previously noted performance metrics and personal objectives. Following a review at year-end that considers overall business and individual performance as well as other factors, the STIP payments for the President and CEO’s direct reports are approved by the HRC and, in the case of the President and CEO, by the Board upon the HRC recommendation. Since FY2017, Canadian and US-based executives can elect to defer all or a portion of the STIP payment to the Executive Deferred Share Unit Plan. Such deferred amount is converted into a number of DSUs, one DSU being equal in value to one Common Share of CAE (see details under “Executive Deferred Share Unit Plan”).
The table below outlines FY2021 target and maximum short-term incentive levels by position:

	STIP Range as % of Base Salary
Position	Target	Maximum
President and CEO	100%	200%
Executive Vice President, Finance and Chief Financial Officer Group President, Civil Aviation Training Solutions Group President, Defence and Security President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	75%	150%
Other Executives reporting to President and CEO	45%	90%

In accordance with the STIP terms, the overall corporate performance multiplier is capped at 100% if the adjusted EPS result does not meet the target approved by the Board of Directors. As a result of the changes implemented exceptionally to the FY2021 STIP (particularly the addition of qualitative metrics), the HRC decided to cap the weighted average STIP payout at 130% for the NEOs and other members of the Executive Management Committee. Without such cap, the FY2021 payout would have been 146% (see details under “Determination of the NEOs’ Compensation in FY2021”)
Long-term incentive plan (LTIP)
The LTIP is designed to reward executives for their contribution to the creation of Shareholder value. These awards are considered annually as part of the total compensation review. The value of the LTIP grants varies by the level of responsibility and is granted within the range detailed below, based on each executive’s performance as assessed by the HRC and the Board.
CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholder value creation, and rewards sustained market performance.

	LTIP Range as % of Base Salary
Position	Minimum	Maximum
President and CEO	300%	400%
Executive Vice President, Finance and Chief Financial Officer Group President, Civil Aviation Training Solutions Group President, Defence and Security President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	100%	250%
Other Executives reporting to President and CEO	40%	150%

3 1    Non-GAAP and other financial measures (see Appendix D).

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CAE INC. | 2021 | Management Proxy Circular                                         57

Since FY2015, CAE’s LTIP has been divided between Performance Share Units (“PSUs”), stock options and Restricted Share Units (“RSUs”), weighted at 50%, 30%, 20%, respectively. As a result of COVID-19 and the necessity of designing a long-term incentive program which would reflect the significant challenges of establishing performance targets, the HRC decided to modify the FY2021 LTIP in order to provide for 60% stock options, 20% PSUs and 20% RSUs (see “Modifications to Compensation Programs in Response to the COVID-19 Pandemic”).

Stock Options
The purpose of the Employee Stock Option Plan (“ESOP”) is to provide key employees of CAE with an opportunity to purchase Common Shares and to benefit from the related Share price appreciation, thus aligning closely the interests of such employees with those of Shareholders. Stock options increase the ability of CAE to attract and retain individuals with exceptional skills. The ESOP was amended on June 15, 2016 and approved by Shareholders at the 2016 Annual and Special Shareholder Meeting on August 10, 2016.
Since the Shareholders approved an additional 10,000,000 Shares under the ESOP at the 2016 Annual and Special Shareholder Meeting on August 10, 2016, the ESOP provides for the issuance of a maximum of 16,381,839 Common Shares upon exercise of stock options granted under the plan. The total maximum number of Shares available under the ESOP represents approximately 5% of CAE’s issued and outstanding Shares.
The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted, determines the types of awards to be granted and the number of Shares covered by such awards, sets the terms and conditions of such awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.
The number of stock options issued to each NEO under the ESOP varies as a percentage of the executive’s base salary divided by the fair value of a stock option at that time, which is determined by applying the Black-Scholes option-pricing valuation methodology. The number of outstanding stock options, as well as the other LTIP elements are considered by the HRC in determining how many new stock options may be granted in a fiscal year. During FY2021, stock options were granted to the NEOs and other key employees of CAE and its subsidiaries. CAE’s burn rate (the ratio of stock options granted vs CAE’s issued and outstanding Shares) was 0.99% in FY2021.

The plan permits stock option grants having a term of up to ten years (should the expiry date for a stock option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiry date shall be automatically extended to the tenth business day after the end of the blackout period). However, stock options issued since FY2012 have a term of seven years. Vesting is incremental in 25% tranches, starting on the first anniversary date of the grant.
•    Option term: 7 years.
•    Vesting: 25% per year starting on the first anniversary date of the grant.
•    FY2021 burn rate (ratio of granted options during the year versus issued and outstanding Shares): 0.99%.

The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money option for cash equal to the fair market value of the Share underlying the option less the option exercise price, in lieu of the Share itself (the fair market value of a Share shall be the closing price of a Share on the TSX on the trading day on which the election described above is made).

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The ESOP includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option. The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Common Shares. The number of Common Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.
Exercise Price	The weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the grant date shall be presumed to be the sixth trading day following the end of such blackout period).
Termination of Employment
Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of six months following the date of death and the option termination date.
Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.
Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionees ceases to serve the Company.
Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls within a blackout period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholder approval is required.

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Amendments not Requiring Shareholder Approval
The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholder approval to:
(a)    (i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;
(b)    amend the ESOP to permit the granting of Deferred or Restricted Share Units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;
(c)    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;
(d)    correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;
(e)    amend any terms relating to the administration of the ESOP; and
(f)    make any other amendment that does not require Shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;
provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

Amendments Requiring Shareholder Approval
The ESOP provides that Shareholder approval is required to make the following amendments:
(a)    increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(b)    increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(c)    allow non-employee Directors to be eligible for awards of options;
(d)    permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);
(e)    reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;
(f)    extend the term of an option beyond the original expiry date, except in case of an extension due to a blackout period;
(g)    add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;
(h)    add any form of or amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and
(i)    amend any provisions to the amendment provisions of the ESOP.

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Change of Control	In the circumstances of a change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets, the vesting of all options issued would be accelerated.
Adjustments	If certain corporate events affect the number or type of outstanding Common Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

A copy of the ESOP can be accessed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
The below chart is based on March 31, 2021 information. As of that date, the weighted average remaining contractual life for the outstanding options was 4.50 years.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Percentage of CAE’s Outstanding Share Capital Represented By Such Securities	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)	Percentage of CAE’s Outstanding Share Capital Represented by Such Securities
Employee Stock Option Plan	7,476,902	2.55%	$23.39	3,728,201	1.27%

The following table details the annual burn rate for the last three fiscal years ended March 31:

	2021	2020	2019
Annual burn rate	0.99%	0.50%	0.65%

This burn rate indicates the number of Stock Options granted in each year as a percentage of the weighted average number of securities outstanding in the applicable fiscal year. CAE monitors its long-term dilution by limiting the equity compensation to reasonable awards under the ESOP.
Performance Share Unit Plan

In FY2015, CAE adopted a Performance Share Unit Plan (“PSUP”) for executives and senior management of CAE and its subsidiaries. The PSUP helps ensure that executives’ long-term incentive compensation includes an element directly tied to the achievement of the CAE strategic plan.
The determination of the number of PSUs to be granted to a participant is made by dividing the dollar value of the PSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).

•    PSUP directly ties CAE executives to the achievement of the CAE strategic plan.
•    PSU is equal in value to one Common Share of CAE.
•    PSUP is non-dilutive as all vested PSUs are paid out in cash.
•    Vesting: 3-year cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.
•    Performance condition: Financial targets as set in the 3-year strategic plan approved by the Board.
•    Maximum payout multiplier set at 200%.

CAE INC. | 2021 | Management Proxy Circular                                         61

A PSU is equal in value to one Common Share of CAE. PSUs vest three years from the grant date, provided the participant is still employed by the Company on the vesting date and subject to achievement of adjusted EPS targets as set in the 3-year strategic plan approved by the Board. The adjusted EPS achievement is determined each year and a final PSU payout multiplier is applied as follows:

However, the final payout is only issued at the end of three years, provided the participant is still employed by the Company on the third anniversary of the grant date. This change was introduced to promote continuous improvement in our performance against the strategic plan and to improve the retention value of the plan.
Adjusted EPS targets are determined on the basis on the strategic plan approved by the Board of Directors.
Based on the adjusted EPS result and the adjusted EPS payout grid approved by the HRC in respect of the original grant, the target rate of granted units is multiplied by a factor ranging from 0% to 200%. PSUP participants are entitled to receive their vested PSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.
Starting in FY2022, the PSUP will be modified to add a second metric, a revenue target, to complement the adjusted EPS target, calculated as the sum of CAE consolidated revenues and revenues of CAE’s equity accounted investees (irrespective of CAE’s interest in such equity investments). The adjusted EPS and revenue metrics will be weighted 75% and 25%, respectively. Three-year financial targets and payout grids are set for each metric and approved by the HRC. For each metric, the target rate of granted units is multiplied by a factor ranging from 0% to 250%. The overall payout multiplier continues to range from 0% to 200%.
As a result of the severe impacts of COVID-19 on CAE’s business (global air travel down approximately 90% globally), the HRC opted in August 2020 to review targets set in previously issued PSUs for FY2019 and FY2020. Those targets had been set prior to COVID-19. PSUs represents more than 50% of the LTIP design and the HRC believed it was critical for retention and performance issues that targets reflect the paradigms of operating in the context of a global pandemic.
For FY2019 PSUs, the HRC adjusted the third year EPS target to align with the FY2021 budget. However, the HRC decided to cap the performance measure of the third year at 140% and to reduce its payout weight from 50% to 33%. The FY2019 PSU final payout was 163% (compared to a payout that would have been 174% without the cap and compared to 197% for the FY2018 PSUs).
Finally, for the FY2020 PSUs, the HRC adjusted the second- and third-year targets to align with the FY2021 budget and long-range plan. In addition, all three years included in the FY2020 PSUs now carry an equal payout weight of 33%.
The PSUP is an unfunded plan and non-dilutive as all vested PSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of PSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

CAE INC. | 2021 | Management Proxy Circular                                         62

Restricted Share Unit Plan

In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSUP”) for executives and senior management of CAE and its subsidiaries. The determination of the number of RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
• RSU is equal in value to one Common Share of CAE. • RSUP is non-dilutive as all vested RSUs are paid out in cash. • Vesting: 3-year cliff subject to the participant’s continued employment with CAE.
The RSU is equal in value to one Common Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant based on the participant’s continued employment with CAE until that time. RSUP participants are entitled to receive their vested RSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.
The RSUP is an unfunded plan and non-dilutive as all vested RSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of RSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.
Executive Deferred Share Unit Plan
In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSUP”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their Share ownership in CAE, thus promoting a greater alignment of interests between the executives and the Shareholders of the Company.

Under the Executive DSUP, Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to the Executive DSUP on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. If the five-trading-day period falls within a blackout period, then the volume weighted average price is calculated based on the five-trading day period following the end of such blackout period.
•    Executive DSUP helps our executives build their Share ownership in CAE.
•    Allows for elective deferral of STIP to DSUs.
•    DSU is equal in value to one Common Share of CAE.
•    DSUs are only payable when the executive leaves CAE.
•    Executive DSUP is non-dilutive as all DSUs are paid out in cash.

A DSU is equal in value to one Common Share of CAE. The DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. The DSUs are only payable when the executive leaves the Company. Upon or within a defined period following the termination of their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to their account as of that date multiplied by the Fair Market Value of one (1) Common Share on the Settlement Date.
Inactive Equity-Based Plans with Legacy Participants
Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.
Fiscal 2005 Deferred Share Unit Plan

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CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) in FY2005 that, as amended from time to time, applies to all grants made thereafter.
Deferred Share Units (“LTUs”) vest in 20% increments over five years, commencing one year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment. No LTUs have been granted by CAE after FY2014.
Fiscal 2004 Deferred Share Unit Plan
In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. FY2004 LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment.
Deferral of cash incentives
CAE had a Deferred Share Unit Plan (“legacy DSUP”) for executives under which an executive elected to receive cash incentive compensation in the form of Deferred Share Units (“legacy DSUs”). A legacy DSU is equal in value to one Common Share of CAE. The units were issued based on the average closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the date of issue. The legacy DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. Upon or within a defined period following termination of their employment, legacy DSU holders are entitled to receive the fair market value of the equivalent number of Common Shares based on the average closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the settlement date.
Pension, Benefits and Perquisites
Pension Benefits

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and associated companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and associated companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and associated companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.

•    Promote long-term employment with the Company.
•    Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
•    No extra years of service are generally granted under the pension plans.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – “Executive Compensation – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.
Employee Stock Purchase Plan

Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Common Shares of up to 18% of their annual base salary. Under the plan, CAE contributes $1 for every $2 of employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.	• Provide employees with a Share ownership building vehicle and a savings vehicle beyond the pension plan.

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Change in Control contracts
All NEOs are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is terminated without cause within two years following the change of control. This is to safeguard the Company’s normal course of business in case of change of control. See Section 7 – “Executive Compensation – Termination and Change of Control Benefits” for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a change of control event.
Perquisites
Flexible perquisites provide executives with a cash allowance to cover certain expenses such as vehicle expenses, club memberships, personal legal and tax advice, and a health spending account. Such allowance is typical for senior executive positions and is capped at predetermined levels by position.
Executive Share Ownership Requirements
Under CAE’s Share Ownership Guidelines Policy, each executive is expected to own a minimum number of Common Shares and units under the DSUP and LTUP. The value of the required holding includes Common Shares and units under the DSUP and LTUP:

Executives	% of Base Salary
President and CEO	500%
Executive Vice President, Finance and CFO Group President, Civil Aviation Training Solutions Group President, Defence and Security President President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	250%
Other Executives reporting to President and CEO	200%

The required holding may be acquired over a five-year period from the date of hire or promotion to the executive position. Following the adoption of the RSUP in FY2015, the HRC decided to include 50% of the RSUs granted when calculating the Share ownership requirement as the executives are required to buy Common Shares with after-tax proceeds from the RSUs vested until they reach their minimum ownership requirements. Since February 2014, the Share ownership requirements are to be tested monthly until the requirement is met. At the time the required Share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.

In addition, for each option exercise, the President and CEO, has agreed to, and the Group President, Civil Aviation Training Solutions, the Group President, Defence and Security, the Executive Vice President, Finance and CFO, as well as the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives must retain ownership or control over CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align their interests with those of our Shareholders.
•    Share ownership requirements must be achieved within 5 years from hire or promotion to executive position.
•    Only Common Shares, DSUs and 50% of RSUs are included.
•    President and CEO, Group President, Civil Aviation Training Solutions, Group President, Defence and Security, and CFO retain 25% of the net profit realized from option exercise in CAE Shares for the duration of their employment at CAE.

As of March 31, 2021, three NEOs held CAE Shares and units under the DSUP, LTUP and RSUP in excess of the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

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NEO	Share Ownership Requirement as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/Units to be Held Once Requirement Met (#)	Value Required to Meet Guidelines[1] ($)	Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units[2] ($)	Value of Shares/ Units Held as Percent of Salary[3] (%)
Marc Parent	500	Already Met	N/A	286,858	N/A	100	21,700,741	2,074
Sonya Branco	250	Already Met	N/A	36,553	N/A	100	1,778,964	363
Nick Leontidis	250	Already Met	N/A	65,044	N/A	100	10,577,987	2,113
Daniel Gelston	250	Not Met	August 2025	46,804	1,653,109	12	191,923	29
Heidi Wood	250	Not Met	April 2025	46,804	1,653,109	11	178,209	27

1    Not applicable if the share ownership requirement is already met.
2    Calculated based on the number of Shares, DSUs, LTUs, and 50% of RSUs held as of March 31, 2021 and the average closing Share price during five trading days preceding March 31, 2021 ($35.25) in accordance with the Share Ownership Guidelines Policy.
3    Calculated based on the annual base salary as of March 31, 2021. For Mr. Gelston and Ms. Wood, the base salary was converted to Canadian dollars using the FY2021 average exchange rate of $1.32.

The following table details the total value of all accumulated Common Shares, LTUs and RSUs of the President and CEO as of March 31, 2021. The table excludes PSUs and stock options as their ultimate value is uncertain.

Equity Instrument	Number of Units[1] (#)	Total Value[2] ($)
Common Shares	294,883	10,559,761
FY2004 LTUs	42,985	1,539,293
LTUs	232,111	8,311,895
RSUs[3]	91,150	3,264,082
Total	661,129	23,675,030

1    Represents the number of all Common Shares, LTUs and RSUs held as of March 31, 2021.
2    The total value disclosed is calculated by multiplying the number of Shares/units by the closing price of the Common Shares on the TSX on March 31, 2021, which was $35.81.
3    RSUs are subject to a time-vesting condition, specifically vesting three years from the grant date.
Risk Mitigation
The HRC and the Board of CAE believe that executive compensation should be contingent on performance relative to pre-established targets and objectives. Also, management must achieve targets and objectives in a manner consistent with legal standards, as well as CAE’s ethical standards and internal policies. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.

There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate short-term risk-taking behaviors, but rather focus on long-term Shareholder value creation.
The HRC conducts an annual compensation risk assessment with the assistance of its independent compensation consulting firm Meridian to identify potential risks associated with CAE’s compensation programs, practices and policies. In FY2021, the assessment concluded that the risks associated with the compensation programs are reasonably unlikely to have a material adverse effect on the Company.
The following characteristics of our compensation program in FY2021 were identified as having risk-mitigating effects:
•    Our mix of short, medium and longer-term compensation encourages CAE executives to take a balanced view and mitigates against excessive risk-taking or overly conservative behavior.
•    Our emphasis on long-term performance: at target, only 16% to 17% of a NEO’s target total direct compensation is tied to short-term results (annual short-term incentive award), while 40% to 56% is tied to long-term incentives (PSUs, stock options and RSUs). For purpose of this paragraph, target total direct compensation is defined as the sum of base salary, target STIP and target LTIP.
•    Our cap on NEO annual short-term incentive awards is directly linked to, and determined by, overall corporate financial performance (as measured by the STIP financial targets) and individual performance, so the NEO cannot reap an excessive reward based only on his/her own performance against financial or other targets.

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•    Threshold level of corporate performance and a cap on annual incentive awards provide that the annual short-term incentive award payout can be zero, if minimum threshold levels of corporate and individual performance are not met and is capped at 200% where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking. Moreover, for the annual short-term incentive award, the corporate performance multiplier is capped at 100% if the adjusted EPS target is not met.
•    Our clawback policy for executives provides that CAE may seek repayment of incentive compensation for years in which financial results are restated as a result of the executive’s fraudulent or intentional misconduct or in the event of the executive misconduct constituting cause for dismissal (such as, but not limited to, a breach of the CAE Code of Business Conduct or a breach of employment duties or obligations to the Company), or following a breach by the executive of his/her post-employment duties and obligations to the Company.
•    Our anti-hedging policy prohibits executives from purchasing or otherwise entering into financial instruments, including prepaid variable forward contracts, instruments for the short sale or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities.
•    The President and CEO has agreed to, and the Group President, Civil Aviation Training Solutions, the Group President, Defence and Security, the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives as well as the Executive Vice President, Finance and CFO must retain ownership or control over CAE Shares equivalent in value to 25% of the net profits from any option exercise until their retirement or termination. This reduces the risk of short-term maneuvers designed to temporarily lift the CAE Share price to the detriment of sustainable long-term results.
•    CAE’s Corporate Policies and Procedures preclude individual executives from acting unilaterally without approval in the case of material transactions identified in those policies.
•    Our Share Ownership Guidelines Policy for the NEOs to own multiples of their annual base salary in CAE Shares (see Section 7 – “Executive Compensation – Executive Share Ownership Requirements” above for details) discourages excessive short-term risk-taking given the executives’ exposure to the longer-term CAE Share price movements through both their direct ownership and the LTIP elements they hold.
•    Optional deferral of the annual short-term incentive to the Executive DSUP further aligns the executives with the long-term interests of our Shareholders through additional exposure to the long-term CAE Share price movements.
•    Use of external compensation consultants ensures that the HRC gets an independent opinion on our executive compensation programs to validate the plans’ alignment with our pay-for-performance philosophy and market best practices.
After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.

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Determination of the NEOs’ Compensation in FY2021
Base salary
The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) are in line with CAE’s compensation philosophy.
Short-Term Incentive Plan – Corporate and individual performance
75% of short-term incentive awards for the President and CEO and other NEOs, except the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives is based on the achievement of CAE performance metrics, namely adjusted EPS, Free Cash Flow, Order Intake, Customer Satisfaction and other non-financial measures. For the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the short-term incentive award is based on CAE corporate performance metrics and Healthcare performance metrics, weighted 50% and 25% respectively. Details on these metrics are described under Section 7 – “Executive Compensation – Annual Short-Term Incentive Program”.
The table below illustrates the respective weights given to each FY2021 CAE corporate performance metric, as well as the actual results and related payout levels.

	Weighting	Threshold	Target	Maximum	Achieved	Payout Level
Financial Metrics (75%)		0%	100%	200%
Adjusted Earnings per Share[12]	50%	$0.05	$0.25	$0.55	$0.47	87%
Free Cash Flow[2]	20%	$(120)M	$31.3M	$182.6M	$346.8M	40%
Order Intake[2]	20%	$1,533.4M	$2,788.1M	$4,042.7M	$2,723.5M	19%
Customer Satisfaction	10%	Various Customer Satisfaction Indices				16%
Qualitative Metrics (25%)		Various qualitative metrics				100%
Weighted Average STIP Payout						146%
Weighted Average STIP Payout – For Executive Management Committee						130%

1    If the adjusted EPS target is not met, the corporate performance multiplier is capped at 100%.
2     Non-GAAP and other financial measures (see Appendix D).
CAE demonstrated its strength and agility during FY2021 by successfully confronting the challenges of COVID-19, and at the same time, seizing on opportunities to fundamentally strengthen the Company for the future. The Company secured highly strategic growth opportunities, launched new digitally-enabled services and software solutions, innovated certain business processes, structurally lowered its cost base, and bolstered key talent. Despite the magnitude of COVID-19 impacts, Management delivered strong results in FY2021. In the face of the biggest-ever shock in the history of civil aviation and major disruptions across the defence and healthcare markets, CAE rebounded to quarterly profitability and positive free cash flow by the second quarter of FY2021. The recovery continued through the fiscal year, generating an adjusted EPS of $0.47 for the year and strong annual free cash flow of $347 million, demonstrating CAE’s resiliency and ability to quickly pivot to mitigate the impact of COVID-19. This included the production of ventilators, which went from drawing board to production and delivery in a matter of months. The contract was completed in under a year and provided much needed medical equipment for Canadians.
The Company was eligible for various COVID-19 related government support programs, including the Canada Emergency Wage Subsidy (CEWS), during FY2021. These programs were aimed principally at avoiding furloughs and lay-offs. The Company received funding from these programs and directed these funds specifically towards paying wages and other costs associated with maintaining employment in the context of a global pandemic. CAE did not declare any dividends nor did CAE purchase common shares pursuant the normal course issuer bid (NCIB) while receiving CEWS. To this date, CAE has not reinstated its common share dividends. The NCIB has since expired and has not been renewed. The Company carried higher operating costs than it otherwise would have absent these subsidies as a result of revoking some of the initial cost saving measures and additional costs incurred. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. Taken together, the net impact of the COVID-19 government support programs and additional operating costs did not materially impact adjusted EPS. As a result of the changes implemented exceptionally to the FY2021 STIP (particularly the addition of qualitative metrics), the HRC decided to cap the weighted average STIP payout at 130% for the NEOs and other members of the Executive Management Committee. Without such cap, the FY2021 payout would have been 146%. The weighted average STIP payout for NEOs for FY2021 at 130% is lower than it was in FY2020 (148%).
The Healthcare business unit performance metrics consisted of stretch targets with respect to adjusted Segment Operating Income, Revenue and Customer Satisfaction. Actual targets and results are not disclosed given the sensitive competitive nature of this information. However, targets are set on a basis that requires significant effort and is expected to be challenging to achieve. The FY2021 payout for the Healthcare business unit is 104%.

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The remaining 25% of the NEOs’ annual incentive is awarded based on them achieving their business unit or function pre-determined individual objectives. As with other performance measures, such achievement is translated into an individual multiplier that ranges from 0% to 200%. For FY2021, the individual performance factor for all NEOs was 200%. The HRC determined the President and CEO’s individual performance factor also to be 200% which was recommended to, and approved by the Board. The HRC reviewed and approved the President and CEO’s recommendations on the individual performance factors for his direct reports following a detailed discussion about corporate and individual performance (described in detail in the next section).
The table below sets out the STIP targets, maximums and actual payout levels for the NEOs earned for FY2021, expressed as a percentage of base salary:

NEO	Position	Target	Max	Actual Payout Level
Marc Parent	President and CEO	100%	200%	148%
Sonya Branco	Executive Vice President, Finance and CFO	75%	150%	111%
Nick Leontidis	Group President, Civil Aviation Training Solutions	75%	150%	111%
Daniel Gelston	Group President, Defence and Security	75%	150%	111%
Heidi Wood	President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	75%	150%	98%

Long-Term Incentive Plan
FY2021 LTIP Grants
The table below sets out the LTIP ranges and actual awards to the NEOs granted for FY2021, expressed as a percentage of salary.

		LTIP Range		Actual Grant
NEO	Position	Minimum	Max
Marc Parent	President and CEO	300%	400%	400%
Sonya Branco	Executive Vice President, Finance and CFO	100%	250%	250%
Nick Leontidis	Group President, Civil Aviation Training Solutions	100%	250%	250%
Daniel Gelston	Group President, Defence and Security	100%	250%	130%[1]
Heidi Wood	President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	100%	250%	159%[2]

1     Mr. Daniel Gelston joined CAE as of August 24, 2020 and received a one-time special LTIP grant equivalent to 130% of his salary upon his hire.
2    Ms. Heidi Wood joined CAE as of April 6, 2020. Ms. Wood took the role of interim Group President, Defence & Security in addition to her Executive Vice-President, Business Development and Growth Initiatives role from June 29, 2020 to August 23, 2020 and received an additional one-time special LTIP grant equivalent to 30% of her salary, in addition to the regular FY2021 LTIP grant.
FY2018 PSU Payouts
The vesting of the PSUs granted in FY2018 was tied to the performance of CAE adjusted EPS compared to predetermined target at the end of FY2020. As per the terms of the FY2018 PSUP, the HRC reviewed CAE’s adjusted EPS performance for the fiscal year ended March 31, 2020 and approved the following results for Performance Share Units granted in FY2018:

	Threshold	Target	Maximum	Achieved	Payout Level
PSU Payout	0%	100%	200%
Adjusted EPS[1] FY2020	$1.05	$1.15	$1.25	$1.41
PSU Payout					197%

1    Non-GAAP and other financial measures (see Appendix D)
The actual amounts paid to each eligible NEO in FY2021 are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year”.
Modifications to Compensation Programs in Response to the COVID-19 Pandemic
In response to the COVID-19 pandemic, CAE implemented a number of measures to protect the Company’s financial position and preserve liquidity:
•    Temporary 50% reduction in executive salaries
•    Salary freeze for FY2021
•    Added critical strategic COVID-19 response objectives to the FY2021 STIP
In addition, in light of the challenges introduced by COVID-19, including the setting of short and long-term financial objectives, the Board approved the following temporary amendments to CAE’s Executive Compensation programs:

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FY2020 STIP and vested RSU and PSU payments deferred to November 2020
The FY2020 STIP, vested RSU and PSU payments that would normally have been made in June 2020 were deferred from June to November 2020. In recognition of delaying the PSU and RSU payouts, the Share price for purpose of calculating the payout was set to the higher of the price calculated on the grants’ vesting date (June 9, 2020) according to the plan text and the average fair market value of the Common Shares on the TSX for the 20 trading days preceding November 21, 2020. As a result, the final cash payout for FY2018 PSUs and RSUs was based on a share price of $26.60.
FY2021 Short-Term Incentive Plan
Exceptionally for FY2021, the STIP design was modified to reflect the unique circumstances of COVID-19. Qualitative metrics (weighted at 25%) were added to ensure CAE adequately addressed the urgent needs arising out of the crisis. Quantitative metrics (weighted at 75%) also formed part of the STIP. As a result of the changes implemented exceptionally to the FY2021 STIP (particularly the addition of qualitative metrics), the HRC decided to cap the weighted average STIP payout at 130% for the NEOs and other members of the Executive Management Committee. Without such cap, the FY2021 payout would have been 146%.
FY2021 Long-Term Incentive Plan
As a result of COVID-19 and the necessity of designing a long-term incentive program which would reflect the significant challenges of establishing performance targets, the HRC selected to modify the FY2021 LTIP in order to provide for 60% stock options, 20% PSUs and 20% RSUs. In addition, the long-range financial targets associated with PSUs were not set at the time of grant (i.e., June 2, 2020) but rather in May 2021. For FY2022 awards, CAE has returned to its normal LTIP mix, with 50% of the LTIP in PSUs, 30% in stock options and 20% in RSUs and added a revenue metric as a second performance measure to the PSUs.
FY2019 and FY2020 Long-Term Incentive Plan
The HRC opted in August 2020 to review targets set in previously issued PSUs for FY2019 and FY2020. Those targets had been set prior to COVID-19. PSUs represents more than 50% of the LTIP design and the HRC believed it was critical for retention and performance issues that targets reflect the paradigms of operating in the context of a global pandemic.
For FY2019 PSUs, the HRC adjusted the third year EPS target to align with the FY2021 budget. However, the HRC decided to cap the performance measure of the third year at 140% and to reduce its payout weight from 50% to 33%. The FY2019 PSU final payout was 163% (compared to 197% for the FY2018 PSUs).
Finally, for the FY2020 PSUs, the HRC adjusted the second- and third-year targets to align with the FY2021 budget and long-range plan. In addition, all three years included in the FY2020 PSUs now carry an equal payout weight of 33%.
President and CEO – FY2021 Accomplishments
Main targets and objectives for FY2021 and related results of Marc Parent, the President and CEO, are set out below:

1.    Accelerate Technological Innovation
•    Implemented multiple digital initiatives in support of our customers in our Commercial, Business and Flight Training Organizations including using digital and AI tools to streamline electronic grading of students, student check-in process, FTO e-learning, predictive tools to increase efficiency and customer care.
•    Engaged with multiple electric vertical takeoff and landing aircraft (eVTOL) OEMs for vehicle and full flight simulator development and certification engineering support; including Jaunt Air Mobility.
•    Expanded our reach beyond pilot training and into the market for digitally enabled flight crew management and optimization services.
•    Further enhanced our leadership role in the pilot eco-system through the development and introduction of AirsideTM, a digital community platform for pilots.
•    Cybersecurity strengthened with the development of our incident response plan playbook. In addition, CAE’s web access firewall was enhanced and online cybersecurity training was rolled out across CAE.
•    As we continue to expand the presence of our CAE Rise™ technology throughout the industry, enabled multiple business aviation training full flight simulators with this leading-edge technology.
•    Our market leading CAE Trax was enhanced with increased T-6 aircraft capabilities and expanded to the C-12 platform.
•    Developed and deployed CAE’s off-board instructor solutions in CAE’s training network.

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2. Grow Share and Expand Headroom
•    In FY2021, despite the magnitude of the COVID-19 impacts, CAE rebounded to quarterly profitability and positive free cash flow in the second quarter. Our recovery momentum continued throughout the year, with a $0.47 adjusted EPS for the year and strong annual free cash flow of $347 million, serving as a testament to CAE’s resiliency.
•    Bolstered our cash position early on by securing a new two-year $500M revolving credit facility in April 2020, followed by an agreement to increase the limit of our receivable purchase program (factoring) from US$300M to US$400M in May 2020. Together with cash-on-hand, this raised our unused credit facilities to over $2B, solidly protecting the Company’s liquidity position in a very uncertain time.
•    Maintained strong financial position with a net debt to capital ratio of 30.7% as at March 31, 2021.
•    Further strengthened our financial position and secured more than $1.5B in equity capital raised with both public and private investors, through two separate public raises, both of which were over-subscribed.
•    Further expanding our relationship with key OEMs. Also launched a fully staffed maintenance training business to further support customer needs.
•    Executed training partnerships with several airlines including Iberia, Líneas Aéreas de España, Azul Brazilian Airlines, Virgin Atlantic, Alitalia and Air France. Successfully integrated our joint venture SIMCOM, acquired in FY2020.
•    Acquired Flight Simulation Company in Europe and TRU Simulation + Training Canada’s commercial business in North America to further strengthen our market leadership position in the Civil training business. Acquired Merlot Aero Limited and RB Group for the New Flight Services segment of our Civil business, in line with our strategy of investing in technology and growing into adjacent markets, enlarging our growth headroom.
•    Entered definitive agreement to acquire L3Harris Technologies’ Military Training business for a total consideration of US$1.05B.
•    Within our Healthcare division, leveraged our involvement in the CAE Air1 initiative and our vaccine training app as a cornerstone to open up potential opportunities globally in public safety & security/disaster management & preparedness, significantly increasing our profile in this domain.
•    Despite the many challenges related to COVID-19, including customers dealing with border restrictions, quarantine requirements and various safety protocols, achieved significant increases in Net Promoter Score scores across Civil, exceeded quality and delivery targets in Defence and saw strong results in both customer satisfaction and quality in Healthcare.
•    Within Defence, won all foundational recompetes including KC-135 Training System program and T-44 Command Aircraft Crew Training.
•    Won mission operations focused programs leveraging CAE’s digital immersion expertise in synthetic environments as part of the UK Single Synthetic Environment and the United States Special Operations Command (USSOCOM) Mission Command system Common Operational Picture wins.
•    The Defence team won the U.S. Army Advanced Helicopter Flight Training Services contract, meaning CAE now plays a pivotal role supporting the training of all U.S. Army aviators. The Defence team continued to grow its global training partnership with General Atomics Aeronautical Systems with a further contract to develop the synthetic training system for the UK Protector remotely piloted aircraft system.
•    D&S submitted $4.4B in proposals and won $1.1B in orders/options in a challenging year.
•    CAE significantly upgraded our Washington DC Operations team. The addition of a new, highly experienced and successful leader, along with the addition of strong talented individuals with deep sector expertise, in Civil, Defence and Healthcare industries, will increase CAE’s presence and impact in the regulatory and governmental sectors.

3. Adapt Business to post-COVID Era
•    Developed and deployed bold new vision and strategic plan to rapidly adapt to new market realities.
•    Launched Project Crossroads to structurally lower our cost base and deliver annual run-rate savings up to approximately $65 - $70M by the end of FY2022.
•    Created and implemented a formal work from home program called CAE Continuum, a globally standardized approach to support employees and leaders to work from home effectively and ensure they are properly supported to be able to do so. Rapidly transitioned to remote working and migrated 90% of employees to a virtual collaboration platform. In addition, return-to-work protocols developed and implemented in alignment with regulatory/public health authority guidelines across the world.
•    At CAE’s facilities in Canada, a PCR (polymerase chain reaction) testing capability was established and will be maintained to support COVID-19 testing requirements implemented through government guidelines for foreign visitors, and CAE employees travelling. In addition, acquired a rapid screening capability to test employees working in higher risk environments where physical distancing is difficult to maintain.
•    Leveraged our core technological strength to offer innovative virtual/ remote solutions and to expand our services offerings differentiated by extensive AI/ Digital technology infusion.

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4. Attract and Develop Talent
•    Successfully transitioned strong additions in key leadership roles, including new Presidents in Healthcare (Ms. Heidi Wood) and Defence (Mr. Daniel Gelston).
•    Retained 98% of High Potentials employees across CAE through a tumultuous year.
•    Implemented a number of wellness initiatives in support of our employees’ well-being, including mental health awareness training and Wellness Days to support stress management, physical well-being, sleep and nutrition.
•    Graduated the first cohort of our Dare development program. It is a global program for 30 women leaders and individual contributors, designed to enhance their leadership skills and create the awareness, tools and infrastructure to support the Company’s goals to increase the representation of women in leadership positions.
•    Expanded CAE Mentor me program with over 400 mentors identified and mentorship relationships established with participants in key development programs across CAE.
•    CAE selected for the Bloomberg Gender-Equality Index for a third consecutive year and achieved the silver level of the Parity Certification from Women in Governance.
•    Launched two additional Employee Resource Groups (ethnicity and veterans) for a total of six ERGs, each sponsored by an Executive Team member. Additionally, delivered unconscious bias training to leaders across CAE.
•    Achieved a significant improvement in safety performance in FY2021 with Injury Frequency Rate down 28% and Day’s Lost Rate down 35%. Implemented contractor management system to ensure alignment with CAE safety protocols.

5. Bolster Social Impact
•    CAE was a signatory to both the Black North Initiative and to the Canadian Federal Government’s 50/30 initiative in support of diversity in the workplace and the boardroom.
•    CAE included in the Jantzi Social Index (JSI) for the first time. Index consists of 50 Canadian companies that pass a set of broad-based ESG rating criteria.
•    In the midst of the challenges related to the pandemic, CAE was still able to meet its commitment to become Carbon-neutral; the first Canadian aerospace company to do so.
•    Spearheaded the Industry For Vaccination coalition to accelerate mass vaccination through the private sector. In the province of Quebec alone, the provincial government announced 23 vaccination hubs across the province with the objective of vaccinating 500,000 people.
•    Once again, the CAE Centraide campaign raised over $1,000,000 despite this year’s extraordinary financial challenges for many of our people.
•    Reputation Institute RepTrack CAE score increased to 72.7. Very strong performance.

6. COVID-19 response
•    Established COVID-19 Crisis Management Committee in January 2020, two months prior to the WHO declaration of a pandemic. Ensured safety of our people and customers worldwide with robust central command, coordination and communication of safety protocols resulting in an effective multi-layered defense system against the COVID-19 at all CAE sites.
•    All CAE sites performed facility risk assessments for the COVID-19. The results were used to create and implement risk mitigation plans in the form of detailed policies and protocols. A number of our customers requested assistance in emulating our system of protocols and policies at their sites.
•    Ensured the entire employee base (across 35 countries) was kept abreast of evolving developments and protocols through regular all-employee CEO sessions held through the year. Maintained very high level of employee engagement.
•    Provided training and support to leaders, managing in the new work environment, on how to manage and support employees remotely.
•    Dedicated website set up as central repository of all COVID-related information, including updates, toolkits and FAQs.
•    In support of the Canadian government’s pandemic response effort, CAE designed, manufactured and delivered CAE Air1 ventilators. In addition, we utilized our supply chain reach to acquire 600,000 N95 masks for use by the provinces of Quebec and Manitoba.

CAE INC. | 2021 | Management Proxy Circular                                         72

Other NEOs – FY2021 Accomplishments
As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2021. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

Sonya Branco Executive Vice President, Finance and Chief Financial Officer
•    Ms. Branco continued to bring a high level of financial stewardship to CAE in FY2021, particularly critical as we managed through the many fiscal challenges posed by the pandemic. Having partnered with the business units in establishing challenging business goals in a pandemic setting, she played a leadership role in achieving strong financial outcomes for CAE. Despite the on-going impacts from COVID-19, the Company exceeded or met several challenging financial targets, including Free Cash Flow and adjusted EPS. A very significant achievement given the many pandemic induced headwinds in our various markets.
•    Ms. Branco’s reaction to the pandemic, to ensure the protection of the business and retain operational flexibility, played an important role in supporting the success of the business in FY2021. At the onset of the crisis, her proactive work to secure liquidity through various financial institutions helped secure our expanded access to liquidity, including securing a $500M credit facility. Further, her urgency in initiating action, allowed us to secure these credit facilities before many others made similar requests of the banks thus ensuring we secured our needs ahead of tightening credit markets. Additionally, Ms. Branco, along with the business leaders were very effective in instituting and effectively monitoring cash and cost containment measures to position CAE to manage through the crisis. She met with Noteholders to ensure confidence in CAE’s actions and effectively managed debt covenants to remain compliant.
•    Ms. Branco played a leadership role in the acquisitions completed this fiscal year in Civil and the Defence acquisition of L3Harris Technologies’ Military Training business, the largest acquisition in CAE’s history. Along with other members of the EMC, Ms. Branco played a key leadership role in the public and private equity offerings that secured more than $1.5B to support the acquisition efforts while maintaining the flexibility in our financial structure to allow us to consider additional acquisitions/partnerships moving forward.
•    Ms. Branco drove significant cost savings through our transformation initiatives working closely with the business units and functions with expected annual recurring savings of $65-$70M by the end of FY2022.
•    Ms. Branco worked closely with the executive management team to ensure the success of the CAE Air1 ventilator program.

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Nick Leontidis Group President, Civil Aviation Training Solutions
•     In a very challenging commercial aviation environment, Mr. Leontidis delivered strong financial performance exceeding budget in both adjusted SOI and book-to-sales. Achieved the sale of 11 Full Flight Simulators in a very difficult marketplace.
•    Mr. Leontidis successfully expanded partnerships with several airlines including Iberia, Líneas Aéreas de España, Azul Brazilian Airlines, Virgin Atlantic, Alitalia and Air France.
•    Mr. Leontidis championed the identification of new market opportunities, including New Flight Services, through the acquisition of Merlot Aero and RB Group, expanding into digital crew management services.
•    He successfully positioned CAE in the Urban Air Mobility market through engineering services agreements with Jaunt Air Mobility and active engagement with multiple electric vertical takeoff and landing aircraft (eVTOL) OEMs regarding engineering and training support. To further broaden our offering, Mr. Leontidis and his team also launched our Maintenance Training business to better support our customers.
•    Effectively optimized the global civil asset base and footprint to correspond to expected level of demand in the industry providing significant structural savings moving forward. He achieved these actions and managed the challenges related to customers experiencing safety protocols, border restrictions and quarantines while maintaining very strong NPS scores in all regions and business units.
•    Mr. Leontidis continued to expand utilization of digital initiatives and Artificial Intelligence (AI) with productization of offering in Business Aviation Training (“BAT”) including CAE RiseTM advanced training AI. Additionally, multiple BAT Full Flight Simulator were enabled with CAE RiseTM and CAE RiseTM eGrading for BAT was deployed along with the launch of the first digital product release for the AirsideTM initiative.
•    Mr. Leontidis took advantage of market disruptions to strengthen our market leadership position and to establish CAE in adjacent markets through execution of four acquisitions (Flight Simulation Company B.V., TRU Simulation + Training Canada Inc., Merlot Aero Limited and RB Group).

Daniel Gelston Group President, Defence and Security
•    Mr. Gelston has made a very strong start in his role as Group President, Defence and Security, connecting well throughout CAE and bringing energy and focused strategic change to the Defence organization.
•    Mr. Gelston brought a new approach in efforts to enhance OEM relationships that resulted in key successes, such as expanding our partnership with General Atomics on the UK Protector remotely piloted aircraft program and the creation of the Leonardo CAE Advanced Jet Training Srl joint venture to manage operations of the International Flight Training School (IFTS) in Italy.
•    Despite challenges in the defence industry related to COVID-19, under Mr. Gelston’s leadership, adjusted SOI performance exceeded plan, secured firm orders totaling approximately $1.1B.
•    He secured all competitive recompetes, including the USAF KC-135 Training System and USN T-44C Instructional Services, won highly contested competitions such as the U.S. Special Operations Command (USSOCOM) Mission Command System/Common Operational Picture (MCS/COP), and continued to reinforce CAE’s longstanding partnership with Lockheed Martin on the C-130J platform with new training systems for Germany, France and the Air Force Special Operations Command. Defence also expanded into new markets with notable wins such as UK Single Synthetic Environment the USAF Advanced Battle Management System (ABMS) and the US Customs and Border Protection aircraft pilot training services.
•    Mr. Gelston played a lead role in the acquisition of L3Harris Technologies’ Military Training business, the largest acquisition in CAE’s history and a transformational step for our business. Additionally, Mr. Gelston, along with Ms. Wood, was instrumental in efforts that significantly strengthened our Washington Operations team.
•    Mr. Gelston made good progress towards operational excellence through Project Phoenix, which is a one-year continuous improvement project addressing processes specific to CAE’s Defence business with improvement opportunities that are carried over cross-organizationally as required.

CAE INC. | 2021 | Management Proxy Circular                                         74

Heidi Wood President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives
•    Ms. Wood has had a very strong start at CAE, joining the Company as Executive Vice-President Business Development and Growth Initiatives in April 2020 and within two months, added to her responsibilities the role of Defence Group President on an interim basis. In a short time, she effectively helped redefine the strategic approach for Defence, recognizing the technological capabilities to set a powerful new direction, including adding bigger campaigns and expanding geographically. Ms. Wood led a very smooth transition to Mr. Gelston when he assumed the Defence Group President role.
•    Ms. Wood was instrumental in recognizing the need for and then helping to strengthen our Washington Operations team. Along with Mr. Gelston she identified key talent to help strengthen the leadership and effectiveness of our Washington Operations team.
•    Ms. Wood has been making a strong contribution in her time as President of Healthcare. At the same time as she was captaining the L3Harris Technologies’ Military Training business acquisition, her team recognized the highest core sales quarter in Healthcare’s history, despite the challenging business backdrop due to COVID-19. She continues to make very good progress at strengthening the senior leadership team, improving operations, quality and sales. With her leadership team, she was successful in identifying where there are process gaps that hinder execution and addressing these. She identified important gaps in market focus and implemented actions to address these gaps, including tapping markets we had not been in or had been underrepresented in.
•    Ms. Wood utilised our involvement in the CAE Air1 initiative and led her team to create the CAE Injection training app as a cornerstone to open up potential opportunities in emergency management activities across the United States and globally.
•    Ms. Wood’s extensive experience in M&A played an important role resulting in CAE being successful in concluding the definitive agreement to acquire L3Harris Technologies’ Military Training business, the largest acquisition in CAE’s history. Ms. Wood was the deal captain leading the due diligence and was instrumental in ensuring the timelines were met, due diligence was completed thoroughly and completely.
•    In her additional leadership role as Executive Vice-President Business Development and Growth Initiatives, Ms. Wood added strong value to the approach and direction of our Digital Accelerator team including bringing a sharper focus on data driven decision making. She introduced an innovation designed to increase visibility of data in real time to support decision making across CAE and will bring a new level of data transparency and utilization to the Company.

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE of doing so. The NEOs’ performance against their objectives was reviewed by the HRC, in addition to having been reviewed by the President and CEO during the fiscal year.

CAE INC. | 2021 | Management Proxy Circular                                         75

Shareholder Return Performance Graph
The following graph compares the cumulative Shareholder return of the Common Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defence Index for a five-year period commencing March 31, 20164.
Comparison of Five-year Cumulative Total Return of CAE Inc. vs. S&P/TSX Composite Index
and S&P Aerospace & Defence Index

	2016	2017	2018	2019	2020	2021
CAE Inc.	$100	$138	$165	$207	$126	$256
S&P/TSX Composite Index	$100	$119	$121	$130	$112	$161
S&P Aerospace & Defence Index	$100	$129	$168	$178	$149	$246

4    $100 invested in Common Shares traded on the TSX on March 31, 2016. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defence Total Return Index, which assume dividend reinvestment. For FY2020, the decline is the result of the drastic decline in share price observed in the last month of FY2020 due to the COVID-19 pandemic and the resulting stock market impact.

CAE INC. | 2021 | Management Proxy Circular                                         76

Pay for Performance Linkage
The following chart compares the evolution of CAE’s total Shareholder return with the evolution of executive compensation (as disclosed in the Summary Compensation Table) for both the President and CEO and the other Named Executive Officers. The total Shareholder return assumes $100 invested in Common Shares traded on the Toronto Stock Exchange on March 31, 2015. Values are as at the last trading day in the month of March in the specified years, including the reinvestment of dividends.
In FY2020, the decline in Total Shareholder Return is the result of a significant decline in share price observed in the last month of FY2020 due to the impact of COVID-19 and resulting stock market impact, with a closing share price of $17.79 on March 31, 2020. With an all-time high share price of $42.00 in February 2020, CAE stock price had achieved an increase of 42% prior to the impact due to the COVID-19 pandemic when compared to FY2019. On March 31, 2021, CAE’s share price of $35.81 represented an increase of 103% and 24%, respectively over the stock price on March 31, 2020 and March 31, 2019.
Change in President and CEO and Average NEO Compensation vs. Total Shareholder Return1

$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
FY2016
FY2017
FY2018
FY2019
FY2020
FY2021
CEO
NEO avg
CAE Inc.
TSX Composite

Notes:
1    In FY2017, the former CFO’s compensation was included up to his resignation from the Company on May 30, 2016

The President and CEO’s and the NEO’s total compensation is not specifically based on the performance of CAE’s Common Shares on the TSX, but rather on the overall Company financial and operational performance. In general, the trend in the President and CEO’s total compensation follows the trend in the CAE’s total Shareholder return (TSR). From FY2016 to FY2019, the performance graph shows an accelerated increase correlating with outstanding Company performance. In FY2020, CAE’s TSR was negatively impacted by COVID-19 in the last month of the year. A similar trend can also be observed in the President and CEO’s total compensation, which was increasing year-over-year from FY2016 to FY2019, with a decrease in FY2020 and FY2021 mainly due to the drastic decline in share price due to COVID-19. The President and CEO’s compensation from FY2017 to FY2019 reflected CAE’s growth in adjusted EPS, revenue and backlog results, which resulted in an STIP achievement of 177% (versus target) on average during these years. In FY2020 and FY2021, the compensation decreased mainly due to the decline in share price at the end of FY2020. With regards to other NEOs, a similar trend is also observed from FY2016 to FY2019. Similar to the President and CEO’s compensation, the decline in compensation for the other NEOs in FY2020 and FY2021 is mainly a result of the share price decline at the end of FY2020 and to the fact that Mr. Gelston joined CAE on August 24, 2021 therefore his compensation represents 7 months with CAE.

CAE INC. | 2021 | Management Proxy Circular                                         77

In Section 7 – “Executive Compensation – Pay for Performance Relative to Comparator Group” there is a more robust comparison of the President and CEO’s compensation, both declared and realizable, with our comparator group and relative financial performance.

Pay for Performance Linkage	FY2021	FY2020	FY2019
Market Capitalization (as of March 31)	$10,505B	$4,725B	$7,848B
Adjusted Return on equity[1]	4.7%	14.8%	14.3%
Total Shareholders average return – three-year compounded annual growth rate	(1.2%)	15.3%	13.6%
Diluted Earnings per Share	($0.17)	$1.16	$1.23
Adjusted Earnings per Share[1]	$0.47	$1.34	$1.25

1    Non-GAAP and other financial measures (see Appendix D).
Given the value and conditions related to the long-term incentive awards, it takes time to determine the effectiveness of our pay-for-performance approach and the alignment between the NEOs’ compensation and Shareholders’ return. The following table compares for each year the NEOs’ total compensation, as presented for the past 5 years (or lesser period as an executive with CAE), to the actual value realized over time.

Name and Principal Position	Year	Disclosed Compensation Less Pension Value[1] ($)	Actual Realized Compensation[2] ($)
	at March 31, 2021
Marc Parent President and Chief Executive Officer	2021 2020 2019 2018 2017	6,720,239 7,115,460 6,892,220 6,328,181 5,937,841	2,534,022 6,784,809 6,541,625 11,307,635 10,287,796
	Total	32,993,941	37,455,887
Sonya Branco Executive Vice President, Finance and Chief Financial Officer	2021 2020 2019 2018 2017	2,261,674 2,377,692 2,097,261 1,547,928 1,110,904	1,035,916 2,392,267 1,081,101 2,181,985 1,578,865
	Total	9,395,459	8,270,134
Nick Leontidis Group President, Civil Aviation Training Solutions	2021 2020 2019 2018 2017	2,306,767 2,524,363 2,564,477 2,267,257 1,873,988	2,482,347 3,164,369 3,006,486 3,225,146 3,212,891
	Total	11,536,852	15,091,239
Daniel Gelston Group President, Defence and Security	2021	2,234,025	1,375,185
	Total	2,234,025	1,375,185
Heidi Wood President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	2021	2,324,053	1,272,913
	Total	2,324,053	1,272,913

1    Sum of base salary, annual STIP paid, all other compensation, and the grant value of Share-based and option-based awards during the fiscal year as disclosed in the Circular.
2    Sum of base salary, annual STIP paid, all other compensation, the payout value of RSUs and PSUs and the current market value of the vested DSUs associated with the grant awarded for that fiscal year, and the gains from any option exercise during the period.

CAE INC. | 2021 | Management Proxy Circular                                         78

Pay for Performance Relative to Comparator Group
To ensure alignment between pay and performance, the HRC reviews the competitiveness of CAE President and CEO’s compensation in the context of the Company’s relative performance across several key financial metrics. The chart below provides a comparison of the three-year President and CEO’s compensation and CAE’s three-year performance relative to CAE’s comparator group (as measured on an “as reported” basis and on a realizable basis).
The chart below depicts the following:
1.    The percentile rank of CAE’s relative performance on the following metrics (measured over the last three fiscal years against the comparator group):
•    Earnings per Share (EPS) growth;
•    Total Shareholder Return (TSR);
•    Average Return on Capital Employed (ROCE);
•    Average Operating Margin; and
•    Overall performance – based on the weighted performance of each of these four metrics with weightings of 35%, 35%, 15% and 15% respectively.
2.    The percentile rank of CAE on declared and realizable President and CEO compensation over the past three fiscal years as defined below.
Three-year Declared Compensation = Total compensation for a three-year period as reported in the summary compensation table, excluding the pension value.
Three-year Realizable Compensation = Cash compensation plus the market value of equity awards granted over the past three years. It is equal to the sum of salary, the annual incentive paid, long-term incentives and all other compensation excluding the pension value. Long-term incentive values are based on the following:
•    For time-vested equity: Value of all time-vested awards granted (Share units and options) during the measurement period of three years valued at the closing price on the last day of the measurement period.
•    For performance-based equity: Value of all performance-based awards (regardless of the date it was granted) for which the final performance result was established during the measurement period, i.e., it is the value of performance-based awards earned based on the final performance results achieved during the measurement period of three years, and valued at the closing price on the last day of the measurement period.
Note:
President and CEO compensation for the US and Canadian companies was compared at par.

CAE INC. | 2021 | Management Proxy Circular                                         79

Pay-for-Performance FY2019-2021
CAE’s Percentile in Peer Group

90p
80p
70p
60p
50p
40p
30p
20p
10p
0p
39p
39p
46p
71p
45p
54p
50p
Adjusted EPS Growth (35% weight)
TSR (35% weight)
Average ROCE (15% weight)
Average Operating Margin (15% weight)
Overall Performance
3-yr Declared Compensation (proxy)
3-yr Realizable Compensation

The chart above shows that overall Company performance for the three-year period of FY2019 to FY2021, as defined by the EPS growth, TSR, average ROCE and average operating margin, compared to the performance of our peers during the same period was ranked at the 45th percentile of the whole group. When comparing the three-year declared and realizable compensation of the CAE President and CEO for the same period, it was slightly higher than the overall Company performance when compared to the declared and realizable compensation of CEOs of companies in the CAE comparator group.
The overall Company performance for the three-year period of FY2019 to FY2021 compared to CAE peers was close to the median despite the COVID-19 pandemic impact on CAE results; while the President and CEO’s declared and realizable compensation for the same period followed a similar pattern, ranking at the 50th and 54th percentile, respectively.

CAE INC. | 2021 | Management Proxy Circular                                         80

Compensation of Our Named Executive Officers

Summary Compensation Table
The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the Executive Vice President, Finance and Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2021 (collectively, “Named Executive Officers” or “NEOs”).

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share-Based Awards[1]	Option-Based Awards[2]	Annual Incentive Plan[3]	Long-Term Incentive Plan	Pension Value[4]	All Other Compen- sation[5]	Total Compen- sation
		$	$	$	$	$	$	$	$
Marc Parent President and Chief Executive Officer	2021 2020 2019	906,847 1,039,683 999,650	1,674,398 2,930,078 2,465,126	2,511,818 1,254,825 1,450,890	1,543,440 1,684,700 1,785,830	0 0 0	686,000 308,000 653,000	83,735 206,175 190,724	7,406,238 7,423,461 7,545,220

Sonya Branco Executive Vice President, Finance and Chief Financial Officer	2021 2020 2019	423,709 480,598 424,800	490,389 858,009 639,690	735,370 367,290 376,470	542,063 591,675 579,094	0 0 0	283,000 406,000 604,000	70,143 80,121 77,207	2,544,674 2,783,693 2,701,261

Nick Leontidis Group President, Civil Aviation Training Solutions	2021 2020 2019	433,777 495,808 469,167	500,674 876,461 826,413	750,994 375,210 486,450	553,711 604,390 628,616	0 0 0	674,000 622,000 756,000	67,611 172,494 153,831	2,980,767 3,146,363 3,320,477

Daniel Gelston[6,7] Group President, Defence & Security	2021	393,470	343,675	515,164	438,075	0	230,000	543,639	2,464,023

Heidi Wood[6,8] President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	2021	562,882	420,623	630,517	644,738	0	273,000	65,292	2,597,052

1    Represents the value of Share-based awards granted under the RSUP and the PSUP. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($27.14 for units awarded in FY2019, $34.17 for units granted in FY2020 and $20.57, $22.31 and $20.24 for units granted in June and August 2020). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on a weighted average price). The accounting grant date fair value would be as follows if using the Common Share closing price on the TSX on the respective grant date ($27.42 on June 5, 2018, $33,67 on May 29, 2019, $21.47 on June 2, 2020, $21.80 on June 26, 2020 and $19.61 on August 24, 2020): Mr. Parent: $2,490,559 in FY2019 (a difference of $25,432), $2,887,203 in FY2020 (a negative difference of $42,875) and $1,747,658 in FY2021 (a difference of $73,260); Ms. Branco $646,289 in FY2019 (a difference of $6,600), $845,454 in FY2020 (a negative difference of $12,555) and $511,845 in FY2021 (a difference of $21,456); Mr. Leontidis: $834,939 in FY2019 (a difference of $8,526), $863,636 in FY2020 (a negative difference of $12,825) and $522,580 in FY2021 (a difference of $21,906); for Mr. Gelston: $332,978 in FY2021 (a negative difference of $10,697); for Ms. Wood: $435,014 in FY2021 (a difference of $14,391). Note that the actual value paid, if any, will differ.
2    Represents the value of option-based awards granted under the ESOP and determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2021 August 24	FY2021 June 26	FY2021 June 2	FY2020	FY2019
Dividend yield	1.22%	2.02%	2.05%	1.19%	1.31%
Expected volatility	36.19%	36.27%	35.15%	19.70%	18.34%
Risk-free interest rate	0.34%	0.34%	0.36%	1.49%	2.07%
Expected option term	4.25	4.25	4	4	4
Black-Scholes Value	24.97%	23.44%	24.26%	14.71%	15.41%

3    Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).
4    The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions.
5    All other compensation in FY2021 comprises other benefit expenses and allowances paid by CAE as follows:

CAE INC. | 2021 | Management Proxy Circular                                         81

	Automobile Expenses	Health & Insurance Benefits	Other Perquisites	Relocation	Employer ESPP Contributions	Dividend Equivalents	Total
	$	$	$	$	$	$	$
M. Parent	24,584	21,223	11,114*	–	26,814	–	83,735
S. Branco	–	10,115	47,500	–	12,528	–	70,143
N. Leontidis	30,250	15,223	9,312	–	12,826	–	67,611
D. Gelston	–	1,492	39,600	492,078	10,469	–	543,639
H. Wood	–	1,873	63,419	–	–	–	65,292

    * Note: Mr. Marc Parent reimburses all variable costs related to his personal use of the CAE corporate aircraft. Accordingly, no amount is included for FY2021 under “All other compensation”.
6    Amounts paid in US dollars have been converted to Canadian dollars using an average exchange rate of $1,32 in FY2021, same rate as used in the MD&A and financial statements.
7    Mr. Daniel Gelston joined CAE as of August 24, 2020 and received a one-time special LTIP grant of 8,490 Restrictive Share Units,8,490 Performance Share Units and 105,200 stock options on August 24, 2020.
8     Ms. Heidi Wood joined CAE as of April 6, 2020. Ms. Wood took the role of interim Group President, Defence & Security in addition of her Executive Vice-President, Business Development and Growth Initiatives role from June 29, 2020 to August 23, 2020 and received a one-time special LTIP grant of 1,350 Restrictive Share Units, 1,350 Performance Share Units and 17,700 stock options on June 26, 2020.
Incentive Plan Awards
The following tables provide information relating to each option-based awards and Share-based awards outstanding as at March 31, 2021 for each NEO, as well as the value vested or earned during FY2021 in respect of such incentive plan awards.
Share and option-based awards granted in FY2020
The following table details the awards made under CAE’s Share and option-based plans for the NEOs in FY2021.

Name	Award Type	Award Date	Number of Securities, units or Other Rights	Payout or Expiration Date	Grant Price[4]
Marc Parent	RSU[1] PSU[2] Stock Option[3]	06/02/2020 06/02/2020 06/02/2020	40,700 40,700 482,300	06/02/2023 06/02/2023 06/02/2027	$20.57 $20.57 $20.57
Sonya Branco	RSU[1] PSU[2] Stock Option[3]	06/02/2020 06/02/2020 06/02/2020	11,920 11,920 141,200	06/02/2023 06/02/2023 06/02/2027	$20.57 $20.57 $20.57
Nick Leontidis	RSU[1] PSU[2] Stock Option[3]	06/02/2020 06/02/2020 06/02/2020	12,170 12,170 144,200	06/02/2023 06/02/2023 06/02/2027	$20.57 $20.57 $20.57
Daniel Gelston	RSU[1] PSU[2] Stock Option[3]	08/24/2020 08/24/2020 08/24/2020	8,490 8,490 105,200	08/24/2023 08/24/2023 08/24/2027	$20.24 $20.24 $20.24
Heidi Wood	RSU[1] PSU[2] Stock Option[3]	06/02/2020 06/26/2020 06/02/2020 06/26/2020 06/02/2020 06/26/2020	8,760 1,350 8,760 1,350 103,700 17,700	06/02/2023 06/26/2023 06/02/2023 06/26/2023 06/02/2027 06/25/2027	$20.57 $22.31 $20.57 $22.31 $20.57 $22.31

1    RSU awards under the RSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, 100% of the granted units will vest in June 2023 and August 2023, subject to the participant’s continued employment with CAE. Vested RSUs will be paid based on the average Common Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
2    PSU awards under the PSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, the granted units may vest in June 2023 and August 2023, subject to CAE’s adjusted EPS performance and the adjusted EPS payout grid approved by the HRC and the participant’s continued employment with CAE. Depending on the adjusted EPS performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
3    Stock options awards under the ESOP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan options are granted with an exercise price equal to the weighted average price per Common Share on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period). At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable.
4    The grant price on grant date is equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date, (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).

CAE INC. | 2021 | Management Proxy Circular                                         82

Outstanding Share-based awards and option-based awards
The following table details the outstanding awards under the CAE’s Share and option-based plans for the NEOs.

			Option-Based Awards			Share-Based Awards Market or Payout
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price[1]	Option Expiration Date	Value of Unexercised In-the-Money Options[2]	Number of Shares or Units of Shares that have not Vested[3]	Market or Payout value of Share- based Awards that have not Vested[4]	Value of Vested Share-Based Awards not Paid Out or Distributed[5]
	#	$		$	#	$	$
Marc Parent	482,300 253,500 343,000 408,000 418,000 146,400	20.57 34.17 27.14 22.17 16.15 15.14	06/02/2027 05/29/2026 06/05/2025 06/08/2024 05/30/2023 05/28/2022	7,350,252 415,740 2,973,810 5,565,120 8,217,880 3,026,088
Total				27,548,890	257,980	10,701,962	9,851,189
Sonya Branco	141,200 74,200 66,750 40,550 11,250	20.57 34.17 27.14 22.17 16.15	06/02/2027 05/29/2026 06/05/2025 06/08/2024 05/30/2023	2,151,888 121,688 578,723 553,102 221,175
Total				3,626,576	72,520	2,976,635	664,844
Nick Leontidis	144,200 75,800 115,000 34,200	20.57 34.17 27.14 22.17	06/02/2027 05/29/2026 06/05/2025 06/08/2024	2,197,608 124,312 997,050 466,488
Total				3,785,458	80,440	3,371,261	8,030,202
Daniel Gelston	105,200	20.24	08/24/2027	1,637,964
Total				1,637,964	16,980	608,054	–
Heidi Wood	17,700 103,700	22.31 20.57	06/25/2027 06/02/2027	238,950 1,580,388
Total				1,819,338	20,220	724,078	–

1    Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
2    Options are in-the-money if the market value of the Common Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX on March 31, 2021 ($35.81) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3    Represents the aggregate number of units that have not met all performance or employment conditions for payment.
4    Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2021 for PSUs and based on the Common Share closing price on March 31, 2021 ($35.81) for LTUs, and for RSUs and PSUs payable in June 2021, May 2022, June 2023 and August 2023.
5    Represents the portion of units under the LTUP that are vested at the end of the fiscal year and the units under the Executive DSUP and for which payment is deferred to the termination of employment.

CAE INC. | 2021 | Management Proxy Circular                                         83

Incentive plan awards – value vested or earned during the year
The following table shows the value that was vested or earned, as well as the gain earned from options exercised, by the Named Executive Officers during FY2021 in respect of incentive plans.

Name	Option-Based Awards-Value Vested During the Year[1]	Number of Options Exercised During the Year	Gain on Exercise During the Year	Share-based Awards-Value Vested During the Year[2]	Non-Equity Incentive Plan Compensation- Value Earned During the Year[3]
	$	#	$	$	$
Marc Parent	960,895	–	–	4,814,571	1,543,440
Sonya Branco	148,058	–	–	956,924	542,063
Nick Leontidis	287,283	129,900	1,427,247	1,613,875	553,711
Daniel Gelston	–	–	–	–	438,075
Heidi Wood	–	–	–	–	644,738

1    This represents the value of potential gains from options that vested during FY2021. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Common Shares on the TSX on each of the option vesting dates in FY2021 over the exercise price. The actual value realized, if any, will differ and will be based on the Common Share price on the actual exercise date.
2    The value of Share units that vested during FY2021 include: (i) the PSUs that vested on June 8, 2020 based on the average closing price of Common Shares on the 20 trading days preceding November 21, 2020, specifically $4,001,941 for Mr. Parent, $795,462 for Ms. Branco and $1,341,491 for Mr. Leontidis; Mr. Gelston and Ms. Wood did not benefit from this grant; (ii) the RSUs that vested on June 8, 2020 based on the average closing price of Common Shares on the 20 trading days preceding November 21, 2020, specifically $812,630 for Mr. Parent, $161,462 for Ms. Branco and $272,384 for Mr. Leontidis. Mr. Gelston and Ms. Wood did not benefit from this grant. None of the other PSUs or RSUs have vested as of March 31, 2021.
3    This represents the value paid to the NEOs under the short-term incentive plan for FY2021 year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).
Pension Arrangements
The NEOs and key executives are members of the contributory Designated Pension Plan registered in Canada and the non-contributory Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and STIP payouts.
The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for NEOs other than the President and CEO for each year of pensionable service). The President and CEO’s short-term incentive compensation used for the purpose of determining his average pensionable annual earnings is the target bonus. His maximum annual pension benefit is limited to $1,050,000. Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The annual pension benefit will be reduced by between 0.5% and 0.25% per month prior to NEO’s normal retirement age depending on the age of the NEO at time of retirement.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. In Canada, CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives.
•    Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
•    No extra years of service are generally granted under the pension plans.

CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non-solicitation clauses.

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The following table sets forth the credited years of pensionable service and the present value of the NEOs’ accumulated benefits as at March 31, 2021 under the Designated Pension Plan and the Supplementary Pension Plans in connection with retirement.

	Annual Benefits Payable
Name	Number of years of credited service	At March 31, 2021	At age 65	Accrued obligation at start of the year	Compensatory change[1]	Non- compensatory change[2]	Accrued obligation at year-end[3]
	#	$	$	$	$	$	$
Marc Parent	16.17	621,000	860,000	10,149,000	686,000	1,371,000	12,206,000
Sonya Branco	12.25	159,000	501,000	2,529,000	283,000	623,000	3,435,000
Nick Leontidis	21.00	407,000	464,000	6,558,000	674,000	1,059,000	8,291,000
Daniel Gelston[4]	0.60	7,900	469,000	–	230,000	54,000	284,000
Heidi Wood[4]	0.98	8,700	180,000	–	273,000	45,000	318,000

1    The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2    The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3    The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 14 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2021. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4    Mr. Gelston’s and Ms. Wood’s pension are payable in US dollars converted to Canadian dollars using the FY2021 average exchange rate of $1.32.
For additional information about the Designated Pension Plan and the Supplementary Pension Plan, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits” below.
Termination and Change of Control Benefits
Payment entitlements upon termination
The various compensation plans applicable to the NEOs also contain different provisions that apply upon termination of employment or change of control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law.
CAE has nevertheless entered into employment agreements with Messrs. Parent that provide for the payment of severance amounts and certain other benefits in the event of involuntary termination other than for cause. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan.
CAE is also party to agreements with all its executive officers who are NEOs, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is expressly or implicitly (constructive dismissal) terminated without cause within two years following the change of control. In such event, the executive is entitled to 24 months of annual compensation (salary, short-term incentive and employee benefits, payable as a lump sum), 24 months of credited service and the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, payment of long-term incentive Deferred Share Units, and vesting of all unvested stock options, RSUs and PSUs, as per plan provisions.

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The following is a summary of compensation that the NEOs are entitled to receive upon the occurrence of specific events of termination.

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on Company performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination[2]
Stock Options	Resignation: 30 days to exercise vested options Termination for cause: All options are cancelled	30 days to exercise vested options	Exercise vested options up to expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date	All options become vested, as per plan provisions
Performance Share Units	All units are forfeited	PSUs granted as of FY2017: units partially vest at a rate of 1/6, 1/3 and 1/2 for each full year of employment completed since the grant date, with the exception of FY2019 and FY2020 at a rate of 1/3 for each full year	All units will be paid out as scheduled subject to performance criteria	Unvested units vest at the greater of 100% or the multiplier resulting from the actual adjusted EPS performance as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
Restricted Share Units	All units are forfeited	Units partially vest at a rate of 1/3 for each full year of employment completed since the grant date	All units will be paid out as scheduled	Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 Termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination[2]
Severance payments	–	Severance amount[3] in case of termination	–	Severance amount[4] in case of termination[2]

1    Change of control is defined in the Change of Control Agreements between CAE and each Named Executive Officer. A change of control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of Shares representing half the equity of CAE. Compensation programs have various definitions of change of control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2    Pursuant to the Change of Control Agreements between CAE and each NEOs, termination is defined as an involuntary termination that occurs within the first two years following the change of control.
3    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Ms. Wood’s severance entitlement on termination of employment other than for cause is 12 months’ salary. The severance amount is undetermined for other NEOs.
4    The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater), and the sum of the value of employee benefits and perquisites provided to the executive.
In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.

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Amounts payable to NEOs upon specified termination events
The following table sets forth estimates of the amounts payable to the NEOs upon specified events, assuming that each such event took place on March 31, 2021. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favour of executive officers, including the Retirement Plan for Employees of CAE Inc. and associated companies, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options and DSUs/ LTUs, which are set forth above in Section 7 – “Executive Compensation – Incentive Plan Awards”. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

	Marc Parent	Sonya Branco	Nick Leontidis	Daniel Gelston	Heidi Wood
	$	$	$	$	$
Involuntary Termination
Salary/Severance[1]	4,285,600	Undetermined	Undetermined	Undetermined	660,000
LTUs	–	–	–	–	–
Options	–	–	–	–	–
RSUs[2]	908,651	245,716	294,122	–	–
PSUs[2]	3,866,285	1,041,773	1,253,997	–	–
Supplementary Plan	1,586,000	–	–	–	–
Total	10,646,536	1,287,489	1,548,119	–	660,000
Retirement	Eligible	Not eligible	Eligible	Not eligible	Not eligible
LTUs	–	–	–	–	–
RSUs	–	–	–	–	–
PSUs	–	–	–	–	–
Options	–	–	–	–	–
Supplementary Plan	–	–	–	–	–
Total	–	–	–	–	–
Termination Following Change in Control
Salary/Severance[3]	5,535,447	2,221,888	2,292,205	2,392,184	2,420,061
LTUs[4]	–	–	–	–	–
Options[5]	10,540,242	2,905,520	3,255,855	1,637,964	1,819,338
RSUs[6]	3,264,082	925,330	1,009,842	304,027	362,039
PSUs[6]	7,574,531	2,101,367	2,391,356	304,027	362,039
Supplementary Plan[7]	1,586,000	287,000	777,000	312,000	342,000
Total	28,500,302	8,441,105	9,726,258	4,950,202	5,305,477

1    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Gelston and Ms. Wood’s severance were converted into Canadian dollars using the FY2021 average exchange rate of $1.32. Ms. Wood’s severance entitlement on termination of employment other than for cause is 12 months’ salary.
2    The time-RSU and the PSU values have been established by multiplying the number of units that would have vested upon involuntary termination as of March 31, 2021, based on performance during completed years, where applicable, and using the average fair market value of Common Shares on the TSX during the 20 trading days preceding the vesting date of $35.68. Note that actual value will would differ.
3    Severance as per the Change of Control Agreements for each NEO.
4    The LTU value has been calculated by multiplying the number of units that would have vested upon a change of control as of March 31, 2021, and which will be redeemable within the year following the year the executive’s employment is terminated. As of March 31, 2021, all LTUs had already vested.
5    Option value has been calculated by multiplying the number of options that would have vested upon a change of control as of March 31, 2021 using a closing price of Common Shares of $35.81 on March 31, 2021, less the applicable option exercise price. Note that actual value will differ.
6    RSU and PSU value has been established by multiplying the number of units that would have vested upon a change of control as of March 31, 2021 using a closing price of Common Shares on the TSX of $35.81 on March 31, 2021. Note that actual value will differ.
7    The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above.

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Section 8
Other Important Information
The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.
Interest of informed persons in material transactions
No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.
Indebtedness of Directors and executive officers
CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.
Shareholder proposals
To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the General Counsel, Chief Compliance Officer and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting, or within such other timeframe as prescribed by the applicable legislation. As at the date of the Circular, CAE expects the deadline for receiving Shareholder proposals for CAE’s 2022 annual meeting to be March 20, 2022. CAE may omit any proposal from its Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the deadline noted above.
Request additional information
CAE shall provide to any person or company, upon written request to the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:
1.    one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;
2.    one copy of the 2021 Annual Financial Report containing comparative financial statements of CAE for FY2021, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and
3.    one copy of this Circular.
All such documents may also be accessed on CAE’s website (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis available on SEDAR at www.sedar.com for the most recently completed financial year.
The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell (signed)
General Counsel, Chief Compliance Officer and Corporate Secretary
Montréal, Québec
June 18, 2021

CAE INC. | 2021 | Management Proxy Circular                                         88

Section 9
Appendix A – Board of Directors’ Charter

CAE INC.
(“CAE” or the “Company”)
BOARD OF DIRECTORS’ MANDATE

RESPONSIBILITIES
CAE’s President and Chief Executive Officer and the Company’s other executive officers are responsible for the management of the Company. The Board of Directors (the “Board”) is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management. The Board shall act in the best interest of the Company.
COMMITTEES
The Board may establish committees, as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. As such, the Board currently maintains an Audit Committee, a Human Resources Committee and a Governance Committee. Each committee is comprised entirely of independent directors, as determined by the Board in light of securities laws and applicable exchange rules, and each member of a committee is appointed by the Board after thorough review of the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.
STRATEGY
The Board will maintain a strategic planning process and annually approve a strategic plan that considers, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
CORPORATE GOVERNANCE
Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s Annual Activity and Corporate Social Responsibility report and Management Proxy Circular.
The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with shareholders, analysts and other stakeholders and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including e-mail.
The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices. It periodically reviews Company policies with respect to decisions and other matters requiring Board approval.
AUDIT, FINANCE AND RISK MANAGEMENT
The Board, directly and through the Audit Committee, oversees:
(i)    the integrity and quality of the Company’s financial reporting and the effectiveness of internal controls and the Company’s risk management processes;
(ii)    the Company’s compliance with legal and regulatory requirements;
(iii)    the qualifications and independence of the Company’s external auditors;
(iv)    the performance of the Company’s internal accounting function and external auditors; and
(v)    the adequacy of the Company’s material public documents prior to their release.
SUCCESSION PLANNING
The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for the President and Chief Executive Officer and for other senior employees of the Company and monitors such plan.

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OVERSIGHT AND COMPENSATION OF MANAGEMENT
The Board considers recommendations of the Human Resources Committee with respect to:
(i)    the appointment and compensation of senior officers of the Company at the level of Vice President and above;
(ii)    the implementation of processes for the recruitment, training, development and retention of senior employees who exhibit the highest standards of integrity and competence and any recommendation for improvement of the processes in place to develop high potential individuals, such as the Annual Leadership Development Process;
(iii)    the compensation philosophy for the Company generally;
(iv)    the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which employees are or may be eligible to participate; and
(v)    the Company’s retirement policies and special cases.
The Board communicates to the President and Chief Executive Officer and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and Chief Executive Officer’s position description and objectives and his performance against these objectives. Each year, after a performance evaluation, the Board approves, with the recommendation of the Human Resources Committee, the President and Chief Executive Officer’s compensation.
HEALTH, SAFETY, ENVIRONMENT AND CORPORATE SOCIAL RESPONSIBILITY MATTERS
The Board ensures, through reasonable measures, that the Company has appropriate health, safety and environment policies and procedures and reviews any material issues relating to such matters and management’s response thereto.
The Board reviews trends in corporate disclosure of non-financial performance and reviews the Company’s corporate social responsibility strategy and reporting.
DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION
The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent. With regards to Board composition, the Board ensures adherence to the term limits imposed on all directors and considers criteria that promote diversity, including but not limited to gender, international background, nationality, age and industry knowledge, in light of the Company’s Policy Regarding Board and Executive Officer Diversity.
The Board, through the Governance Committee, develops a program for the orientation and education of new directors, and ensures that prospective candidates for Board membership understand the role of the Board and its committees, the nature and operation of the Company’s business, and the contributions that individual directors are expected to make, and develops a program of continuing education if needed for directors.
The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for directors, which compensation shall reflect the responsibilities and risks involved in being a director of the Company.
ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS
The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board, the committees’ chairs, the Chair of the Board and the contribution of individual directors, which assessments shall be made annually. These results are assessed by the Chair of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The Board ensures that the number of directors and the composition of the Board permit the Board to operate in a prudent and efficient manner.
PENSION PLANS
The Board is responsible for overseeing the management of the Company’s pension plans and does this through its Human Resources Committee.
OUTSIDE ADVISORS
Directors may hire outside advisors at the Company’s expense, subject to the approval of the Chair of the Board, and have access to the advice and services of the Company’s Corporate Secretary, who is also the General Counsel and Chief Compliance Officer.
Last updated – November 13, 2019

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Appendix B – Summary of the Principal Terms of the Rights Plan

This summary of the Rights Plan, as proposed to be amended and restated, is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from the General Counsel, Chief Compliance Officer and Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6. The Rights Plan may also be accessed on CAE’s website (www.cae.com). Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.
Issue of Rights
CAE issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on March 7, 1990 (the “Record Time”). CAE has issued and will continue to issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).
Rights Certificates and Transferability
Before the Separation Time, the Rights will be evidenced by certificates or book entry confirmation statements for the Common Shares and such Rights are not transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates or in separate book entry confirmation statements and will be transferable separate from and independent of the Common Shares.
Exercise of Rights
Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise Price of $100 (subject to certain anti-dilution adjustments) (the “Exercise Price”). This Exercise Price is a price in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan as determined by the Board of Directors.
Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.
Definition of “Acquiring Person”
Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.
Definition of “Beneficial Ownership”
A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:
1.    owns the securities in law or equity; and
2.    has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to an agreement, arrangement or understanding (other than a customary underwriting agreement, pledge of securities or business combination agreement requiring Shareholder approval).
However, a person is not a Beneficial Owner under the Rights Plan where:
1.    the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;
2.    by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;
3.    such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:
a)    holds those Common Shares in the ordinary course of its business for the account of others; and
b)    is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or
4.    such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

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Definition of “Separation Time”
Separation Time occurs on the tenth business day after the earlier of:
1.    the first date of public announcement that a Flip-In Event has occurred;
2.    the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and
3.    the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.
Definition of a “Flip-In Event”
A Flip-In Event occurs when a person becomes an Acquiring Person.
Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in CAE will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.
Definition of “Permitted Bid”
A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:
1.    the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror) on identical terms and conditions;
2.    no Common Shares may be taken up or paid for under the bid for 105 days following the commencement of the bid or such shorter minimum period as is permitted by securities legislation;
3.    no Common Shares may be taken up or paid for unless more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;
4.    the Common Shares may be deposited to and withdrawn from the take-over bid at any time before its expiry; and
5.    if, on the date specified for take-up and payment, the condition in paragraph 3 above is satisfied, the bid shall remain open for an additional period of at least 10 days to permit the remaining Shareholders to tender their Common Shares.
Definition of “Competing Bid”
A Competing Bid is a take-over bid that:
1.    is made while another Permitted Bid is in existence; and
2.    satisfies all the requirements of a Permitted Bid except that no Common Shares may be taken up or paid for under the Competing Bid until it has been open for deposit for at least the same number of days as the minimum initial deposit period of the Permitted Bid.
Definition of “Permitted Lock-Up Agreement”
A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more Shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their Common Shares to such take-over bid and which provides:
1.    (i) no limit on the right of the Locked-up Persons to withdraw its Common Shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its Common Shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid, and the Competing Bid (or other transaction) is made for the same number of Common Shares as the original take-over bid; and
2.    for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons in the event that the original take-over bid is not successfully completed or if any Locked-up Person fails to tender their Common Shares under the original take-over bid.

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Redemption of Rights
The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan. CAE is not required to pay the redemption price to any holder of Rights unless the holder is entitled to receive at least $10.00 in respect of all Rights held by such holder.
Waiver
Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the Shareholders.
The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.
Term of the Rights Plan
Provided that the continuation of the Rights Plan is approved by Shareholders at the Meeting, the Rights Plan will continue indefinitely, provided that it must be reconfirmed at CAE’s annual meeting of Shareholders to be held in 2024, and every three years thereafter. If the Rights Plan is not approved by Shareholders at the Meeting, the Rights Plan will terminate on August 12, 2021.
Amending Power
Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder or rightsholder approval is required for amendments to the Rights Plan.
Rights Agent
Computershare Trust Company of Canada.
Rightsholder not a Shareholder
Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder.

CAE INC. | 2021 | Management Proxy Circular                                         93

Appendix C – Resolution to Approve the Renewal and Amendment of the Rights Plan

Be it resolved that:
1.    The renewal and amendment and restatement of the Shareholder Protection Rights Plan Agreement between CAE Inc. (“CAE”) and Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as may be further amended and restated from time to time, a summary of which is set forth in Appendix B to the accompanying management proxy circular, is hereby approved.
2.    Any officer or Director of CAE be and is hereby authorized and directed for and on behalf and in the name of CAE to execute and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

CAE INC. | 2021 | Management Proxy Circular                                         94

Appendix D – Non-GAAP and Other Financial Measures

This Circular includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.
Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–    Operating income (formerly operating profit);
–    Adjusted segment operating income (formerly segment operating income before specific items);
–    Adjusted EBITDA (formerly EBITDA before specific items);
–    Adjusted net income (formerly net income before specific items); and
–    Adjusted earnings per share (formerly earnings per share before specific items).
We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.
In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.
Comparative figures have been reclassified to conform to these adopted changes in presentation.
Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.
Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.
Adjusted segment operating income or loss excluding COVID-19 government support programs
Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

CAE INC. | 2021 | Management Proxy Circular                                         95

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.
Adjusted earnings or loss per share
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.
Adjusted net income or loss excluding COVID-19 government support programs
Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.
Adjusted earnings or loss per share excluding COVID-19 government support programs
Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.
Cash conversion rate
Cash conversion rate is a non-GAAP financial measure we use to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure. We calculate it by dividing free cash flow by adjusted net income.
Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–    For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–    For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.
The book-to-sales ratio is the total orders divided by total revenue in a given period.
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–    Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–    Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

CAE INC. | 2021 | Management Proxy Circular                                         96

–    Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.
Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.
Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
Full-flight simulator (FFS)
A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
Simulator equivalent unit (SEU)
Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.
Maintenance capital expenditure
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.
Net debt-to-capital
Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.
Return on capital employed (ROCE)
Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Adjusted return on equity (ROE)
Adjusted return on equity is a non-GAAP measure we use to evaluate the profitability of our invested funds. We calculate this ratio over a rolling four-quarter period by taking adjusted net income divided by the average total equity.

CAE INC. | 2021 | Management Proxy Circular                                         97

Reconciliation of adjusted segment operating income

	Civil Aviation Training Solutions		Defence and Security		Healthcare		Total
Twelve months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$ 6.5	$ 473.3	$ 15.5	$ 104.8	$ 26.4	$ (41.0)	$ 48.4	$ 537.1
Restructuring, integration and acquisition costs	76.1	6.1	45.0	9.7	2.9	—	124.0	15.8
Impairment of goodwill	—	—	—	—	—	37.5	—	37.5
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic[1]	81.7	—	26.5	—	—	—	108.2	—
Adjusted segment operating income (loss)	$ 164.3	$ 479.4	$ 87.0	$ 114.5	$ 29.3	$ (3.5)	$ 280.6	$ 590.4
COVID-19 government support programs	$ 63.6	$ —	$ 60.3	$ —	$ 3.5	$ —	$ 127.4	$ —
Adjusted SOI excluding COVID-19 government support programs	$ 100.7	$ 479.4	$ 26.7	$ 114.5	$ 25.8	$ (3.5)	$ 153.2	$ 590.4

CAE INC. | 2021 | Management Proxy Circular                                         98

Reconciliation of adjusted net income and adjusted earnings per share

	Twelve months ended March 31
(amounts in millions, except per share amounts)	2021	2020
Net income (loss) attributable to equity holders of the Company	$ (47.2)	$ 311.4
Restructuring, integration and acquisition costs, after tax	94.0	11.6
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic[1], after tax	80.3	—
Impairment of goodwill, after tax	—	36.7
Adjusted net income	$ 127.1	$ 359.7
COVID-19 government support programs, after tax	93.5	—
Adjusted net income excluding COVID-19 government support programs	$ 33.6	$ 359.7
Average number of shares outstanding (diluted)	272.0	267.6
Adjusted EPS	$ 0.47	$ 1.34
Adjusted EPS excluding COVID-19 government support programs	$ 0.12	$ 1.34

1    Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. During the period, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

Reconciliation of total backlog

(amounts in millions)	FY2021	FY2020
Obligated backlog, beginning of period	$ 7,631.0	$ 7,461.4
+ order intake	2,723.5	3,821.6
- revenue	(2,981.9)	(3,623.2)
+ / - adjustments	(960.0)	(28.8)
Obligated backlog, end of period	$ 6,412.6	$ 7,631.0
Joint venture backlog (all obligated)	328.2	441.4
Unfunded backlog and options	1,460.3	1,385.7
Total backlog	$ 8,201.1	$ 9,458.1
Reconciliation of total backlog to remaining performance obligations
Total backlog	$ 8,201.1	$ 9,458.1
Less: Joint venture backlog	(328.2)	(441.4)
Less: Options	(476.5)	(516.4)
Less: Estimated contract value	(2,957.7)	(3,636.7)
Remaining performance obligations	$ 4,438.7	$ 4,863.6

Reconciliation of free cash flow

(amounts in millions)	FY2021	FY2020
Cash provided by operating activities*	$ 416.1	$ 597.3
Changes in non-cash working capital	(49.5)	(52.2)
Net cash provided by operating activities	$ 366.6	$ 545.1
Maintenance capital expenditures	(37.8)	(80.3)
Investment in other assets	0.7	(15.9)
Proceeds from the disposal of property, plant and equipment	4.5	0.5
Net (payments to) proceeds from equity accounted investees	0.7	(9.9)
Dividends received from equity accounted investees	12.1	22.6
Dividends paid	—	(110.9)
Free cash flow	$ 346.8	$ 351.2

* before changes in non-cash working capital

CAE INC. | 2021 | Management Proxy Circular                                         99

Reconciliation of capital employed and net debt

(amounts in millions)	As at March 31 2021	As at March 31 2020
Use of capital:
Current assets	$ 3,378.6	$ 2,808.6
Less: cash and cash equivalents	(926.1)	(946.5)
Current liabilities	(2,633.3)	(2,062.3)
Less: current portion of long-term debt	216.3	206.2
Non-cash working capital	$ 35.5	$ 6.0
Property, plant and equipment	1,969.4	2,154.0
Other long-term assets	3,400.4	3,521.0
Other long-term liabilities	(767.1)	(737.0)
Total capital employed	$ 4,638.2	$ 4,944.0
Source of capital:
Current portion of long-term debt	$ 216.3	$ 206.2
Long-term debt	2,135.2	3,106.0
Less: cash and cash equivalents	(926.1)	(946.5)
Net debt	$ 1,425.4	$ 2,365.7
Equity attributable to equity holders of the Company	3,140.5	2,489.7
Non-controlling interests	72.3	88.6
Source of capital	$ 4,638.2	$ 4,944.0

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 3 of CAE’s MD&A for the year ended March 31, 2021 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

CAE INC. | 2021 | Management Proxy Circular                                         100